CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	13

Management’s Discussion and Analysis

Management’s discussion and analysis for 2003 has been designed to provide readers with a more meaningful presentation of our businesses and our risk management approach. Strategic commentary and key messages for each business line have been integrated into the business line review to supplement the financial analysis.

Management’s discussion and analysis of CIBC’s 2003 results and operations is organized into five sections

OVERVIEW		BUSINESS LINE REVIEW		OFF-BALANCE SHEET		MANAGEMENT OF RISK		BUSINESS ENVIRONMENT
		AND FUNCTIONAL GROUPS		ARRANGEMENTS

To facilitate an under- standing of CIBC’s 2003 results, this section sets out CIBC’s key business themes, critical accounting policies and estimates, and employee future benefit assumptions. The consolidated statements of income and balance sheets are also reviewed to set the framework for the more detailed business line discussions that follow.		This section reviews CIBC’s business lines and provides an explanation of CIBC’s reporting structure. Business line profiles and strategies are outlined, as are the operating highlights for the year and the outlook for 2004. In addition, a review of the financial results is presented. This section also provides a description of the functional groups, which provide support services to the business lines.		This section provides a discussion of CIBC’s off-balance sheet arrangements.		This section provides details of how CIBC manages risk, including capital.		This section provides an economic review of 2003 and the outlook for 2004, as well as an overview of the regulatory environment in which CIBC operates. Also included are recent accounting and reporting developments.

14	Results	29	How CIBC Reports	41	Variable Interest Entities	45	Overview	58	Economic
15	Business Themes	30	CIBC Retail Markets	43	Derivatives	46	Management of Credit Risk	59	Regulatory
16	Critical Accounting Policies and Estimates	33	CIBC Wealth Management	43	Credit-related Arrangements	50	Management of Market Risk	59	Accounting and Reporting Developments
19	Employee Future Benefit Assumptions	36 39	CIBC World Markets Corporate and Other	44	Guarantees	54	Management of Liquidity Risk
21	Review of Consolidated Statements of Income	40	Functional Groups	44	Contractual Obligations	55	Management of Operational Risk
27	Review of Consolidated Balance Sheets					56	Management of Regulatory Capital

						57	Basel II Capital Accord

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003, 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes, such as AcG 15 and FIN 46; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; the level of bankruptcy filings and unemployment rates; the impact of events such as the September 11, 2001 attacks in New York, the SARS outbreak and the power outage in Ontario and parts of the U.S.; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts, while continuing to reduce costs through operational efficiencies. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Report.

14	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Overview

    RESULTS

Net income for the year was $2,063 million, up $1,410 million from 2002. Net income for the year benefited from a recovery and interest on overpayment of income taxes and reversal of a portion of the general allowance for credit losses. This was partially offset by a valuation allowance relating to the U.S. future income tax asset, losses on loans held for sale and the write-down related to Air Canada, as discussed in the Non-interest expenses section. Net income for 2002 was adversely affected by a restructuring charge, high provisions for credit losses, Merrill Lynch integration costs and write-downs to merchant banking investments and other portfolios, partially offset by a gain relating to the West Indies combination, as explained in the Non-interest income, and the Net interest income and margin sections.

     Earnings per share (EPS), diluted, and return on equity (ROE) for the year were $5.18 and 19.3%, respectively, compared with $1.35 and 5.1% for 2002.

$ millions, for the years ended October 31	2003	2002	2001

Net interest income (TEB)(1)	$5,802	$5,621	$4,693
TEB adjustment	132	111	144

Net interest income	5,670	5,510	4,549
Non-interest income	5,906	5,531	6,613

Total revenue	11,576	11,041	11,162
Provision for credit losses	1,143	1,500	1,100
Non-interest expenses	8,128	9,129	8,226

Income before taxes and non-controlling interests	2,305	412	1,836
Income taxes and non-controlling interests	242	(241)	150

Net income	$2,063	$653	$1,686

(1)	Management reviews net interest in come on a taxable equivalent basis (TEB), as explained in the How CIBC reports section.

The following table contains items included in net income that are, in management’s opinion, unusual in nature:

    UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Recovery and interest on overpayment of income taxes	$707	$—	$—
Valuation allowance relating to U.S. future income tax asset	(232)	—	—
Losses on loans held for sale	(152)	—	—
Reversal of general allowance for credit losses	95	—	—
Write-down related to Air Canada contract	(81)	—	—
Gain on sales of corporate assets	32	200	65
Merrill Lynch integration costs	(21)	(112)	—
Restructuring reversal (charge)	20	(323)	(123)
Business interruption insurance recovery	11	—	—
Adjustment to future income tax assets	—	52	(66)
Events of September 11, 2001	—	(19)	(4)
Restructured ownership of certain U.S.-based loans and leases	—	—	138
Bulk sale of U.S. corporate loans	—	—	(94)
Goodwill amortization	—	—	(46)
Specific provision for credit losses associated with the bulk loan sale	—	—	(28)

	$379	$(202)	$(158)

Capital management
CIBC’s total capital for regulatory purposes was $15.2 billion at October 31, 2003, up $0.9 billion from 2002, mainly as a result of internally generated capital, as well as new issues of preferred shares and subordinated indebtedness, partially offset by redemptions. CIBC’s Tier 1 and total capital ratios were 10.8% and 13.0%, respectively, at October 31, 2003, compared with 8.7% and 11.3% a year ago.

Shareholder value
CIBC’s common share price was $59.21 at October 31, 2003, compared with $38.75 at the end of 2002. Dividends of $0.41 per quarter, implying an annual dividend of $1.64 for 2003, represent a dividend yield of 2.8% based on the closing share price for the year. Book value was $28.78 per share, up from $25.75 in 2002. Under a normal course issuer bid, which ended on January 8, 2003, no common shares were repurchased during 2003.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	15

     Subsequent to year-end, on November 26, 2003, CIBC announced that, subject to the approval of the Toronto Stock Exchange, it intends to repurchase, from time to time over the next 12 months, up to an aggregate of 18 million of CIBC’s issued and outstanding common shares.

     On November 26, 2003, CIBC announced a $0.09 increase to the quarterly dividend to $0.50 per common share.

    BUSINESS THEMES

The key business themes at CIBC relate to reducing risk and nurturing businesses that will generate solid, sustainable earnings growth.

     The cornerstone of strategies implemented to support these themes is a disciplined balance sheet and capital management framework, which ensures resources are directed to businesses where CIBC has a competitive advantage and withdrawn from areas that have higher than acceptable risk and earnings volatility or are not strategically aligned. This process requires all businesses to assess their growth prospects on an ongoing basis and allows management to proactively prioritize access to these scarce resources.

     CIBC has made progress in a number of areas this year.

Shifting the business mix
A key priority of CIBC is to shift the business mix in favour of retail businesses, including commercial banking. By the end of 2003, 64% of CIBC’s allocated capital was attributed to the retail businesses, up from 50% at the end of 2002. CIBC’s objective is to continue this shift with a view to reaching a level of 70% in favour of retail businesses.

Growth
This year in CIBC Retail Markets, investments continued in employee training, brand strength and operational efficiency. Progress has been made on many fronts. Revenue per employee and cross-sell ratios have improved. CIBC continues to invest in branch reconfiguration and technology to ensure customers have access to an efficient electronic service capability for their day-to-day banking needs. CIBC has spent $245 million over the past two years in branch technology. CIBC’s ABM network at October 31, 2003, totalled 4,421 terminals. Other changes to the distribution network include refurbishment and remerchandizing of branches. As well, the closure of 36 branches and the opening of three new flagship branches are expected to improve both service and efficiency. Another 14 flagship branches are scheduled to open by the end of calendar 2004.

     From a product perspective, CIBC’s retail products have continued to gain market share. Residential mortgage balances under administration are up 11%, and market share continued to increase in 2003. These gains are a result of innovative product offerings and multi-channel delivery strategies. CIBC continued to be #1 in Canada in market share for credit card purchase volumes and outstanding balances; average balances under administration increased 8% during the year. In 2003, CIBC successfully extended its Aerogold Visa contract with Air Canada. CIBC launched two new products — a lifestyle card, CIBC Aventura Gold VISA card, and the CIBC bizline VISA card for small business owners. Investments in these core businesses will continue.

     CIBC is also investing in CIBC Wealth Management and is intent on achieving leadership in relationship-based and advice-based distribution, enhancing product development capabilities and developing scale. In the last four years, CIBC has completed six strategic transactions — three sales and three purchases. This year, CIBC sold its Oppenheimer private client and asset management businesses in the U.S. and, in previous years, sold CIBC Suisse and Guernsey private banking businesses because they either lacked scale or synergy with CIBC’s core strategy. During 2001 and 2002, CIBC purchased Merrill Lynch Canada’s private client and asset management businesses and acquired all of the remaining shares in TAL Global Asset Management Inc. because of their interlocking role in CIBC’s strategy. With the integration of the Merrill Lynch Canada private client business, CIBC created the largest full-service brokerage in Canada with over 1,400 full-service brokers. CIBC is a strong second among Canadian bank-owned dealers in assets administered at $89.1 billion. Also, Imperial Service financial advisors continue to expand their expertise through higher levels of accreditation. CIBC’s fully licensed branch-based advisory sales force has increased from more than 850 financial advisors to more than 1,000 advisors over the past year.

     In CIBC World Markets, investment continued in the Canadian franchise, where CIBC is a leader in many product areas, including equity underwriting, income trusts, corporate debt underwriting, mergers and acquisitions, and credit. While the essence of CIBC’s U.S. strategy is unchanged, the scope and scale of its operations have been transformed: CIBC has significantly reduced costs and risks, and reduced the number of industry groups on which it is focused. CIBC’s U.S. team delivers innovative capital market solutions to the middle market segment where CIBC has a strong presence. In the U.S., CIBC continues its evolution towards an “originate and sell” model for corporate credit from the old model of “originate and hold.”

     In July 2003, CIBC announced a valuation adjustment of $232 million to its U.S. future income tax asset. The adjustment was

16	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

driven by a revised earnings forecast for the U.S. holding company, including the acceleration of its loan sale program noted below. Going forward, results from the U.S. operations are expected to be favourable.

Reducing risk
Risk mitigation initiatives fall into three categories: actively managing the loan portfolio, reducing the merchant banking portfolio and other market risks, and maintaining prudent capital levels.

     In 2003, $2.9 billion of loans and commitments were identified and transferred to a held for sale portfolio with a view to selling these before the end of 2004. This is consistent with CIBC’s stated objective to reduce by one-third its capital allocated to large corporate loans. By the end of 2003, loans and commitments of $925 million were sold. Primarily as a result of reductions in non-core wholesale loans, capital attributed to the large corporate loan portfolio has been reduced by 42% since the second quarter of 2002, when CIBC committed to achieve a one-third reduction by 2005. Since the second quarter of 2002, CIBC has reduced its merchant banking portfolio by 19%, including the impact of write-downs. Other market risks remain at historically low levels, with Value-at-Risk (VaR) for both trading and non-trading activities ($6.2 million and $42.1 million, respectively) at or close to their lows since the CIBC VaR methodology, which measures the potential loss from adverse market movements, was developed in 1997.

     An essential element of managing for strength and stability is maintaining a solid capital position. Capital adequacy is at record levels, with the Tier 1 ratio at 10.8%, up from 8.7% in 2002. This capital level provides CIBC with significant strength in the near term and significant flexibility going forward.

Outlook
The North American economy continued to emerge from the 2001-2002 downturn with mixed signals throughout 2003, making forecasting difficult. Job creation continues to lag expectations and business investment has been slow to recover. Regardless of the speed at which the economy improves, CIBC is committed to business strategies that support growth in key areas and the maintenance of a strong balance sheet.

     Ongoing investment is planned in CIBC Retail Markets, where CIBC continues to improve its customer offer.

     Investments made in the core CIBC Wealth Management platform are largely complete and CIBC expects to generate higher revenue with little new fixed infrastructure investment. While CIBC is open to growth through acquisition in this important strategic business, little opportunity is apparent at this time.

     Much of the reduction in costs and risks in CIBC World Markets is completed and improved capital markets are expected to support higher earnings on a lower capital base.

     A key area of focus in 2004 will be expense management. CIBC is determined to make significant and continuous improvements in efficiency over the next two to three years.

    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding the results of operations and the financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on CIBC’s financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently, that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. Details of CIBC’s critical accounting policies that require management’s judgments and estimates are described below. Assumptions made for pension and other benefit plans are discussed in the Employee future benefit assumptions section.

Valuation of financial instruments
Certain of CIBC’s financial instruments (including debt and equity securities, investments in merchant banking activities and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.

     Control procedures are in place relating to valuation processes, including the process for obtaining external prices, periodic model review, and the consistent application of control procedures from period to period. Imprecise estimates can affect the amount of gain or loss recorded in trading activities or the impairment recorded for a particular position or portfolio.

Trading instruments
CIBC’s trading instruments include debt and equity securities held for trading, obligations related to securities sold short, derivative contracts traded in a readily available market, and derivative contracts that are not listed on an exchange. For debt and equity securities, and obligations related to securities sold short that are carried at fair value, the fair values are based on quoted market prices, where available; otherwise, fair values are estimated using other third-party evidence, as available.

     For trading derivative instruments carried at fair value, where quoted market prices or dealer quotes are not available, fair values

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	17

are estimated on the basis of pricing valuation models. The majority of CIBC’s financial instruments that are valued utilizing such valuation models incorporate market measures that are readily observable or can be verified through external sources. Such observable market measures include interest rates, currency exchange rates, equity prices, index levels, credit spreads, corresponding market volatility levels and other market-based pricing factors, as well as appropriate proxy market data.

     Certain of CIBC’s trading derivative contracts are valued based upon models with unobservable market measures. These instruments may include long-dated interest rate or currency swaps, where swap rates or yield curves may be unobservable for longer-term maturities, or other exotic derivative contracts that may contain certain unobservable market measures. Valuation adjustments remain an integral part of the valuation process and are taken to adequately mitigate the valuation risk of these contracts.

     Where appropriate, fair values are adjusted for bid-offer considerations, including consideration of concentration exposure, and may include a valuation adjustment to cover credit, model, and parameter market risks, as well as administrative costs. Realized and unrealized gains or losses on securities and derivatives held for trading purposes are recognized in trading activities in the consolidated statements of income.

Investment securities
CIBC’s debt and equity securities held for investment, including investments held within the merchant banking portfolios and retained interests in securitized assets, may be written down, based on regular reviews to reflect other-than-temporary impairment losses. A variety of factors are reviewed and monitored to assess impairment, including, but not limited to, operating performance and future expectations, comparable industry valuations of public companies, changes in the market outlook, third-party financing and values derived from discounted cash flow models. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities (losses) gains in the consolidated statements of income.

     For additional details of fair value by type of on- and off-balance sheet financial instruments, see Note 23 to the consolidated financial statements.

Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in CIBC’s portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions and credit protection purchased from third parties. The allowance for credit losses consists of specific and general components. CIBC’s allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios. Changes in these estimates due to a number of circumstances can have a direct impact on the provision for credit losses, and may result in a change in the allowance.

Consumer loans
Management evaluates homogeneous loan portfolios (including residential mortgages, and personal and credit card loan portfolios) for specific allowances by reference to historical write-offs of balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios, along with the impact of economic trends and conditions.

Business and government loans
For portfolios of large, individual loans, management establishes specific allowances against impaired loans based on continuous monitoring. Generally, a loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the market price of the loan.

General allowance
The general allowance is based on expected loss rates associated with different credit portfolios and the estimated time period for losses that are present but yet to be specifically identified, adjusting for management’s view of the current and ongoing economic and portfolio trends. The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on CIBC’s and market experience.

18	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC’s historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC’s experience over many years. For consumer loan portfolios, expected losses are based on CIBC’s historical flow and loss rates. The general allowance has been reduced by $150 million, primarily as a result of the reduction in CIBC’s corporate loan portfolio.

     For a further discussion of the methodologies used in establishing CIBC’s allowance for credit losses, see the Management of credit risk section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements.

Securitizations
CIBC periodically transfers groups of loans or receivables to special purpose entities (SPEs) that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the group of loans or receivables transferred. This process is referred to as securitization.

     Securitizations are accounted for as sales when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets.

     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. As market prices are generally not available for retained interests, CIBC estimates fair values based on the present value of expected future cash flows. This requires management to estimate expected credit losses, prepayment rates, discount rates, forward yield curves and other factors that influence the value of retained interests.

     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale for accounting purposes. Second, a decision is required as to whether a securitization SPE should be considered a subsidiary of CIBC and be consolidated into the financial statements. If the activities of the SPE are sufficiently restricted to meet certain accounting requirements, the seller of the transferred assets need not consolidate the SPE. CIBC’s securitizations meet the accounting criteria and are recorded as a sale of assets and the related SPEs are not consolidated for financial reporting purposes.

     CIBC administers several SPEs that purchase pools of third-party financial assets and may be involved in other financial transactions involving SPEs. These arrangements meet existing accounting requirements for non-consolidation.

     For additional information on CIBC’s securitizations, including key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the changes to those assumptions, see the Off-balance sheet arrangements section and Note 6 to the consolidated financial statements.

     In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued a new Accounting Guideline (AcG) 15 on consolidation of variable interest entities (VIEs). AcG 15 provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG 15 is effective for all annual and interim periods, beginning on or after November 1, 2004. In January 2003, in the U.S., the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) 46, “Consolidation of Variable Interest Entities.” FIN 46 provides a framework for identifying VIEs and requires a company to consolidate a VIE if that company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. For VIEs established prior to February 1, 2003, the provisions of FIN 46 are not effective until the end of the first interim or annual period ending after December 15, 2003. Additional guidance on implementing FIN 46 is evolving through the issue of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. CIBC will continue to review the status of its VIEs as this guidance is finalized. The provisions of the modification, when finalized, will affect management’s assessment of these VIEs. For additional information, see Variable interest entities in Note 29 to the consolidated financial statements.

Asset impairment
Goodwill, other intangible assets and long-lived assets
Goodwill and other intangible assets with an indefinite life are subject to at least an annual assessment for impairment by applying a fair value-based test at the reporting unit level. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the implied fair value. An acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Determining the useful lives of intangible assets requires considerable judgment and fact-based analysis.

     At October 31, 2003, CIBC had goodwill of $1.0 billion (including $0.9 billion allocated to retail brokerage and wealth products under CIBC Wealth Management) and other intangible assets with an indefinite life of $0.1 billion, which are substantially related to acquisitions made within the last two years. The fair values of the reporting units and intangible assets with an indefinite life are derived from internally and externally developed valuation models, using a market or income approach. These models consider various factors, including normalized earnings, projected forward earnings,

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	19

price earnings multiples, terminal growth values and discount rates. Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. For details of goodwill and other intangible assets, see Note 8 to the consolidated financial statements.

     In addition, CIBC reviews its long-lived assets and other identifiable intangibles with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and other identifiable intangibles would be based on the fair value of the asset.

Income taxes
Management uses judgment in the estimation of income taxes, and future income tax assets and liabilities. As part of the process of preparing CIBC’s consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions where CIBC operates. This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

     As at October 31, 2003, CIBC had available future income tax assets in excess of future income tax liabilities of $1,707 million before a valuation allowance of $232 million. A substantial portion of CIBC’s tax loss carryforwards originated from the U.S. operations in 2002 and will expire in 19 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law.

     Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of its future income tax assets. The factors used to assess the likelihood of realization are management’s forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets and the remaining expiration period of tax loss carryforwards. During 2003, CIBC recorded a valuation allowance of $232 million relating to the net future income tax asset from its U.S. operations, primarily as a result of the effect of the acceleration of CIBC’s loan sale program, a reduction in the investment securities portfolio and reduced interest income from a prolonged period of lower interest rates. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets will be realized prior to their expiration. The amount of the future income tax asset considered realizable, however, could be reduced in the future if forecasted income during the carryforward period is not likely to be achieved. Factors that may adversely affect CIBC’s ability to achieve sufficient forecasted taxable income include, but are not limited to, a deterioration of capital and credit markets, a decline in revenue or margins, and loss of market share or increased competition.

     For details of CIBC’s income taxes, see Note 20 to the consolidated financial statements.

     EMPLOYEE FUTURE BENEFIT ASSUMPTIONS

CIBC is the sponsor of pension plans for eligible employees. These plans include registered funded pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. CIBC also provides certain health-care, life insurance and other benefits to employees and eligible pensioners. CIBC has a long-term disability plan to provide benefits to disabled employees. These plans are funded to or above the amounts required by relevant regulations. During 2003, CIBC contributed $253 million (2002: $88 million) to the pension plans, which included $145 million (2002: nil) above the minimum required. For the year ended October 31, 2003, pension expense was $103 million (2002: $44 million). The post-retirement benefit plans are unfunded, with CIBC making contributions to cover annual benefit payments. For 2003, these benefit payments totalled $12 million (2002: $13 million). The long-term disability plan is funded through a Health & Welfare Trust. During the year, CIBC contributed $32 million (2002: $32 million) to this trust.

     Pension and other post-retirement benefit expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health-care cost trend rates, turnover of employees, retirement age and mortality rates. In accordance with Canadian generally accepted accounting principles (GAAP), actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At October 31, 2003, the net amount of the unamortized actuarial losses was $953 million (2002: $786 million) in respect of pension plans and $118 million (2002: $59 million) in respect of post-retirement benefit plans.

20	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     CIBC’s approach to managing its pension plans is based upon a comprehensive framework to ensure that the pension plans are properly governed, managed, and operated in each region. This framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. Key assumptions are reviewed each year. The weighted-average assumptions used for 2003 and 2002 are as follows:

		Pension		Other benefits

For the years ended October 31		2003	2002	2003	2002

Discount rate	Based on the yield of high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments	6.2%	6.7%	6.1%	6.4%

Expected long-term rate of return on plan assets	Based on the range of anticipated long-term rates of return for each asset class	7.0%	7.5%	6.5%	7.0%

Rate of compensation increase	Based on the expected long-term rate of increase in compensation expense	3.6%	3.7%	3.3%	3.4%

CIBC’s pension plan asset allocations, at October 31, 2003 and 2002, and target allocation and weighted-average expected long-term rate of return for 2004 by asset category are as follows:

				Weighted-
	Percentage			average
	of plan asset			expected
	allocation at		Target	long-term
Asset category	October 31		allocation	rate of return

	2003	2002	2004	2004

Equity securities	54%	54%	55%	8.0%
Debt securities	42	42	40	5.5
Real estate	4	4	5	8.0

				7.0%

Actual future experience different from that assumed or future changes in assumptions may affect CIBC’s pension and other post-retirement benefit obligations and future expense. The following table outlines the potential impact of changes in certain key weighted-average assumptions used in measuring the accrued benefit obligations and related expenses:

2003 sensitivity of key assumptions	Pension benefit plans		Other benefit plans

$ millions	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$170	$19	$49	$5
Increase in assumption	(158)	(20)	(42)	—
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	12	n/a	1
Increase in assumption	n/a	(12)	n/a	(1)
Rate of compensation increase
Decrease in assumption	(49)	(10)	(1)	(1)
Increase in assumption	52	11	2	1

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and changes in each key assumption may not be linear.

     For further details on CIBC’s annual pension expense and accrued pension liability, see Note 16 to the consolidated financial statements.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	21

    REVIEW OF CONSOLIDATED STATEMENTS OF INCOME

Revenue
Total revenue consists of net interest and non-interest income.

Revenue in 2003 was up $535 million, or 4.8%, from the prior year due to an increase in net interest income of $160 million and non-interest income of $375 million.

     In 2002, revenue was down $121 million from 2001 due to a decrease in non-interest income of $1,082 million, partially offset by an increase of $961 million in net interest income.

Net interest income and margin
Net interest income includes interest and dividends earned on assets, net of interest paid on liabilities. Net interest margin is net interest income expressed as a percentage of average assets.

    NET INTEREST INCOME AND MARGIN

$ millions, for the years ended October 31	2003	2002	2001

Average assets	$284,739	$292,510	$278,798
Net interest income	5,670	5,510	4,549
Net interest margin	1.99%	1.88%	1.63%

Net interest income for the year was up $160 million from 2002, primarily due to volume growth and improved spreads in personal banking, President’s Choice Financial and mortgages, higher volumes in cards and small business banking, and interest on overpayment of income taxes. These increases were partially offset by lower West Indies revenue as a result of the change to equity accounting, following the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination) in October 2002 and lower trading revenue. Additional analysis of net interest income and margin is provided in the Supplementary annual financial information section.

     In 2002, net interest income was up $961 million from 2001 as a result of higher average assets, particularly in cards and mortgages, and improvement in spreads. Net interest margins also benefited from lower funding costs on trading activities in 2002.

Non-interest income
Non-interest income includes all revenue not classified as net interest income.

Non-interest income for the year was up $375 million from 2002 due to higher trading revenue, lower merchant banking and other write-downs, partially offset by the net impact of the sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) in January 2003. The prior year also included a $190 million gain relating to the West Indies combination.

    NON-INTEREST INCOME

$ millions, for the years ended October 31	2003	2002	2001

Underwriting and advisory fees	$870	$840	$826
Deposit and payment fees	713	665	569
Credit fees	386	410	493
Card fees	359	331	363
Investment management and custodial fees	340	486	322
Mutual funds fees	536	561	351
Insurance fees	168	148	100
Commissions on securities transactions	884	1,203	1,089
Trading activities	627	273	1,343
Investment securities (losses) gains, net	(99)	(168)	575
Income from securitized assets	216	200	240
Foreign exchange other than trading	273	218	160
Other	633	364	182

Total non-interest income	$5,906	$5,531	$6,613

Underwriting and advisory fees increased by $30 million, or 3.6%, due to higher new volumes, partially offset by the impact of the Oppenheimer sale.

     Deposit and payment fees increased by $48 million, or 7.2%, due to increases in both service fees and business volumes.

     Credit fees decreased by $24 million, or 5.9%, mainly in CIBC World Markets due to reduction in large corporate loans.

     Card fees increased by $28 million, or 8.5%, mainly as a result of higher purchase volumes.

     Investment management and custodial fees decreased by $146 million, or 30.0%, from the prior year due to the Oppenheimer sale.

     Mutual funds fees decreased by $25 million, or 4.5%, mainly due to the Oppenheimer sale.

     Commissions on securities transactions were down $319 million, or 26.5%, mainly due to the Oppenheimer sale.

     Trading activities were up $354 million, or 129.7%, reflecting a stronger U.S. market for the equity structured products, fixed income activities and Canadian equities. For more discussion of trading activities, see the Trading revenue section below.

     Investment securities (losses) gains, net includes realized losses and gains on disposals, as well as write-downs, to reflect other-than-temporary impairments in the value of securities held for investment purposes. Revenue increased $69 million, or 41.1%, from the prior year, resulting from the combined effect of significantly reduced asset write-downs and significantly lower gains (2002 included transactions related to Global Crossing Ltd.).

     Income from securitized assets was up by $16 million, or 8.0%, primarily due to an increase in the securitized asset portfolio of residential mortgages.

22	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     Foreign exchange other than trading was up $55 million, or 25.2%, mainly due to the favourable impact of interest rate conditions on the pricing of foreign exchange forward contracts that hedge CIBC’s net investment in foreign operations, partially offset by the loss of retail foreign exchange revenue as a result of the West Indies combination.

     Other includes the gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, and realized gains and losses, as well as write-downs on limited partnerships, and other commissions and fees. Other was up $269 million, or 73.9%, from 2002, mainly due to lower write-downs to other assets and the gain resulting from the Oppenheimer sale, and the U.S. real estate securitization loan sales, partially offset by the absence of the $190 million gain resulting from the West Indies combination.

     In 2002, non-interest income was down $1,082 million, or 16.4%, from 2001. Non-interest income was adversely affected by lower origination and trading activities, particularly in the U.S., and increased net merchant banking write-downs and other write-downs in the collateralized debt obligation and high-yield portfolios, all associated with weaker market conditions. This decrease was partially offset by revenue from acquired businesses and the $190 million gain resulting from the West Indies combination.

Trading revenue

    TRADING REVENUE

$ millions, for the years ended October 31	2003	2002	2001

Net interest income — trading related	$151	$290	$(313)
Non interest income — trading activities	627	273	1,343

Total trading revenue	$778	$563	$1,030

By type:
Interest rate	$308	$290	$505
Foreign exchange	171	152	179
Equities	199	44	279
Other(1)	100	77	67

Total trading revenue	$778	$563	$1,030

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

In 2003, total trading revenue was up $215 million from the prior year, primarily due to stronger performance in equity businesses, as market conditions improved compared with the difficult trading conditions experienced in 2002.

     In 2002, total trading revenue was down $467 million from 2001, primarily due to the difficult financial conditions associated with a weaker U.S. economy. As a result, both equity and fixed income activities declined.

Provision for credit losses
Provision for credit losses for the year was down $357 million from 2002, mainly due to a $150 million (after-tax $95 million) reversal of the general allowance, primarily reflecting reductions in the business and government loan portfolio, and higher provisions made in 2002 as a result of a combination of deteriorating market conditions and specific provisions relating to Enron Corp., Global Crossing Ltd. and Teleglobe Inc., partially offset by a provision for credit losses of $228 million (after-tax $138 million) in 2003 relating to loans held for sale, as discussed in the Management of credit risk section.

Non-interest expenses
Non-interest expenses include all of CIBC’s costs, except interest expenses, provision for credit losses and income taxes.

Non-interest expenses were down $1,001 million, or 11.0%, from 2002.

    NON-INTEREST EXPENSES

$ millions, for the years ended October 31	2003	2002	2001

Employee compensation and benefits
Salaries	$2,260	$2,620	$2,417
Incentive bonuses	1,164	933	1,372
Commissions	460	767	474
Benefits	533	562	469

	4,417	4,882	4,732
Occupancy costs	605	715	631
Computer and office equipment	1,143	985	834
Communications	378	441	412
Advertising and business development	245	295	286
Professional fees	241	297	327
Business and capital taxes	133	114	109
Restructuring (reversal) charge	(31)	514	207
Other	997	886	688

Total non-interest expenses	$8,128	$9,129	$8,226

Employee compensation and benefits were down $465 million, or 9.5%, from the prior year, primarily due to the Oppenheimer sale, the sale of CIBC’s interest in INTRIA-HP Corporation (IHP), lower Merrill Lynch integration costs, the winding down of the U.S. electronic banking operations and the West Indies combination, partially offset by higher revenue-related compensation.

     Occupancy costs were down $110 million, or 15.4%, over the prior year, mainly due to the winding down of the U.S. electronic banking operations, the Oppenheimer sale, and the sale of CIBC’s interest in IHP.

     Computer and office equipment was up $158 million, or 16.0%, from 2002, primarily as a result of outsourcing of information technology services.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	23

     Communications comprises telecommunications, postage, courier and stationery. Expenses were down $63 million, or 14.3%, from 2002, mainly due to the Oppenheimer sale and winding down of the U.S. electronic banking operations.

     Advertising and business development was down $50 million, or 16.9%, from 2002, primarily due to cost-reduction initiatives in CIBC World Markets, restrictions on business travel due to the SARS outbreak, winding down the U.S. electronic banking operations, the West Indies combination, the Oppenheimer sale and the sale of CIBC’s interest in IHP.

     Professional fees were down $56 million, or 18.9%, from 2002, mainly because the prior year included legal fees related to the restructuring of the U.S. operations of CIBC World Markets, and the decrease in consulting fees resulting from the completion of the West Indies combination and the integration of Merrill Lynch.

     Business and capital taxes were up $19 million, or 16.7%, over the prior year as capital taxes were higher due to the increased income and capital of the non-consolidated CIBC.

     Restructuring (reversal) charge of $514 million was recorded in 2002. During the year, CIBC changed its estimate for restructuring, resulting in a $31 million reduction in the original provision. For additional information, see the Restructuring section.

     Other comprises outside services, irrecoverable losses, other personnel costs and donations. Other was up $111 million, or 12.5%, from 2002, primarily as a result of the $128 million write-down related to Air Canada, as discussed in the Air Canada contract section below, and a $109 million reserve associated with Enron-related matters, as discussed in the Enron section below. This was partially offset by the absence of expenses related to the events of September 11, 2001 and lower irrecoverable losses.

     The efficiency ratio was 70.2% in 2003, compared with 82.7% in the prior year.

     At October 31, 2003, CIBC had a regular workforce headcount of 36,630, down 5,922 from 2002, due to the Oppenheimer sale, the sale of CIBC’s interest in IHP and the winding down of the U.S. electronic banking operations, as well as staff reductions due to restructuring.

     In 2002, non-interest expenses were up $903 million, or 11.0%, over 2001, primarily due to the restructuring charge of $514 million, the ongoing expenses of acquired businesses and acquisition-related costs, partially offset by lower revenue-related compensation.

Dispositions
In January 2003, CIBC sold its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million to Fahnestock Viner Holdings Inc., which was subsequently renamed Oppenheimer & Co. Inc. (Oppenheimer). Total consideration consisted of cash of $26 million, debentures of $245 million and a promissory note for $83 million. CIBC may acquire, under certain circumstances, upon exchange of the debentures, non-voting shares of Oppenheimer, representing an interest of approximately 35%.

     CIBC realized a net pre-tax gain of $58 million from the Oppenheimer sale. For further details, see Note 2 to the consolidated financial statements.

     In 2003, CIBC sold its 51% interest in IHP, a technology outsourcing company, and other related assets to Hewlett-Packard (Canada) Co. (HP). The impact of the sale was not significant. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning November 1, 2002.

Air Canada contract
In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the Aerogold Visa contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The payment was deferred and amortized over the life of the contract.

     Subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment of certain other conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC contract and financing, and instructed the Court-appointed monitor to conduct a bidding process in respect of the contract, while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new contract with certain amendments. Under the terms of the new contract, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24% for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to purchase Aeroplan miles in connection with charge cards, subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to submit a claim to recover the contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax ($81 million after-tax) charge during the year, included in other non-interest expenses, to write down the deferred asset relating to the original contract, net of management’s expected recovery on the contractual termination payment.

24	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     In conjunction with the new contract, CIBC also provided Air Canada with a secured credit facility of $350 million. The principal will be repaid through the sale of Aeroplan miles no later than October 1, 2004. This loan is recognized as an asset on CIBC’s consolidated balance sheets and is being reduced as CIBC acquires Aeroplan miles. As at October 31, 2003, the balance outstanding on this loan was $169 million.

Enron
On December 22, 2003, CIBC agreed with the staff of the U.S. Securities and Exchange Commission (SEC) to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, CIBC paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in CIBC’s 2003 annual consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, CIBC entered into an agreement with the U.S. Department of Justice. The Department of Justice has agreed not to prosecute CIBC for violations of criminal law that in the Department’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: CIBC’s continued cooperation with the Department; its acceptance of responsibility for conduct of its employees; its agreement to exit certain structured finance businesses and transactions; its agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and its retention of a law firm to monitor its compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions (OSFI) to implement the policies and procedures outlined in CIBC’s agreement with the Department of Justice and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to CIBC’s compliance with these policies. Management does not expect the terms of these settlements to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

     In addition, CIBC and certain affiliates (collectively, for the purposes of this paragraph “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. CIBC believes these claims are without merit and intends to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and CIBC presently believes this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in a court-ordered mediation in an effort to resolve the claims asserted in the Newby and bankruptcy cases. CIBC will regularly assess the sufficiency of its litigation reserves in relation to these Enron-related matters.

Restructuring
In 2002, CIBC recorded a restructuring charge of $366 million relating to closing the U.S. electronic banking operations and an additional $142 million relating to restructuring initiatives in other businesses. Significant actions taken in 2003 include settlement of contracts with the major U.S. electronic banking alliances, staff reductions in certain businesses, winding down the bizSmart™ operations, reconfiguration of the branch network and rationalization of business support functions. During the year, CIBC changed its estimate for restructuring, resulting in a $31 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the original charge. In particular, severance costs were less than originally anticipated due to higher levels of attrition and redeployment within CIBC. In addition, vendor and contract termination costs were less than originally anticipated, and there was improved recovery on assets. In total, these initiatives are expected to result in the elimination of approximately 2,700 positions. Approximately 2,500 positions were eliminated during the year. For details, see Note 17 to the consolidated financial statements.

New York premises
In 2001, CIBC entered into a 30-year lease on a building that is being built at 300 Madison Avenue in New York. Due to the sale of the Oppenheimer businesses and the decision, made after the events of September 11, 2001, not to have all New York-based employees located in one building, CIBC revisited its New York premises strategy and decided to occupy less space in the new building than originally planned. CIBC will vacate some of its existing New York premises when the new building is ready for occupancy, which is expected to be in the second half of 2004. CIBC expects to incur sublease losses as it exits existing leased facilities. These losses will be recorded when incurred and are currently estimated not to exceed approximately $50 million. Given the uncertainties in the real estate market and the timing of the relocation, the ultimate financial impact is not determinable at this time.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	25

     As at October 31, 2003, CIBC was negotiating to sublease a major portion of its leased space under construction at 300 Madison Avenue for a term of 30 years. Under the proposed sublease agreement, CIBC is likely to pay out up to US$110 million in leasing concessions over 2004 and 2005, with all amounts to be deferred and amortized over the lease term. The sublease is targeted to commence on January 1, 2004. The financial impact of this agreement is not expected to be significant on an annual basis.

Taxes

    TAXES

$ millions, for the years ended October 31	2003	2002	2001

Income tax expense (benefit)	$239	$(279)	$92

Indirect taxes
Capital taxes	126	100	98
Property and business taxes	35	44	38
Payroll taxes	212	235	209
GST and sales taxes	242	204	198

Total indirect taxes	$615	$583	$543

Total taxes	$854	$304	$635

Combined Canadian federal and provincial tax rate	36.6%	38.7%	41.6%
Income taxes as a percentage of net income before income taxes	10.4%	(67.7)%	5.0%
Total taxes as a percentage of net income before deduction of total taxes	29.2%	30.5%	26.7%

Total income and indirect taxes increased $550 million, or 180.9%, in 2003.

Income taxes comprise income taxes imposed on the non-consolidated CIBC, as well as on CIBC’s domestic and foreign subsidiaries.

Income tax expense was up $518 million from 2002. This increase was primarily due to increased earnings from CIBC’s North American operations. Income tax expense in 2003 was decreased by a $689 million income tax recovery relating to a settlement agreement with Canada Customs and Revenue Agency (CCRA). CIBC had previously recognized Canadian income tax expense against certain earnings, as there was significant uncertainty as to how the transactions would be assessed by CCRA, which subsequently determined that a portion of these earnings was not subject to Canadian income tax. The agreement and related reassessments cover the 1996 to 2000 taxation years, and largely relate to foreign-based transactions that occurred during and after 1999. This decrease was partially offset by a $232 million income tax expense for a valuation allowance related to the future income tax asset from the U.S. operations. Affecting the tax benefit in 2002 was the non-taxable gain from the West Indies combination, and the recognition of a future income tax asset of $52 million in respect of certain United Kingdom tax losses related to prior years.

     The combined Canadian federal and provincial income tax rate of 36.6% (2002: 38.7%) is the non-consolidated CIBC’s statutory income tax rate. Variations in this rate can result from legislative changes to corporate income tax rates enacted by the federal and provincial governments and from changes in the proportion of income earned in each of the provinces and in offshore branches of the non-consolidated CIBC. The rate declined in 2003, primarily as a result of a reduction in the federal income tax rate from 25% to 23%, effective January 1, 2003. For a reconciliation of CIBC’s income taxes in the consolidated statements of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

     Under Canadian GAAP, CIBC is required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards. The future income tax asset is established using tax rates that will apply in the future periods. Accounting standards also require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. During the year, CIBC undertook a review of the future income tax assets and, primarily as a result of the acceleration of CIBC’s loan sale program, a reduction in the U.S. investment securities portfolio, and reduced interest income resulting from a prolonged period of lower interest rates, concluded that it was appropriate to establish the $232 million valuation allowance against the U.S. future income tax asset.

     Included in the future income tax asset balance as at October 31, 2003, is an amount of $141 million (2002: $447 million) related to losses in the U.S. operations, which will expire in 19 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. Although realization is not assured, CIBC believes that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration. In this regard, CIBC has completed various expense management initiatives, refocused its business activities and provided additional capital, which will generate additional income.

     On November 24, 2003, the Ontario Government introduced new legislation, the Fiscal Responsibility Act, 2003, that would increase the general corporate income tax rate to 14% effective January 1, 2004. The effect of this rate increase on CIBC in 2004 is not expected to be significant.

Indirect taxes comprise capital, property and business, payroll, and goods and services tax (GST) and sales taxes. Indirect taxes are included in non-interest expense.

Indirect taxes were up $32 million from 2002. Capital taxes increased by $26 million, primarily as a result of increased earnings and capital of the non-consolidated CIBC. Sales taxes increased by $38 million,

26	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

primarily as a result of increased taxable charges resulting from the outsourcing of information technology services to HP in November 2002, and increased purchases of Aeroplan miles. Offsetting these increases were decreases in payroll taxes of $23 million, mainly due to staff reductions arising from the winding down of the U.S. electronic banking operations, the Oppenheimer sale, and the sale of CIBC’s interest in IHP.

     In 2002, total income and indirect taxes were down $331 million from 2001. This was mainly attributable to decreased total income taxes of $371 million, which occurred primarily as a result of decreased income levels in the U.S. operations, the non-taxable gain from the West Indies combination, and the recognition of the $52 million United Kingdom future income tax asset.

Stock option plans
CIBC has two stock option plans: the Employee Stock Option Plan and the Non-Officer Director Stock Option Plan, as detailed in Note 15 to the consolidated financial statements.

     The dilution impact of the stock option plans is calculated as the new option grants for the year, net of options forfeited by employees, divided by the average number of shares outstanding during the year. The dilution impact is summarized in the table below.

    STOCK OPTIONS

For the years ended October 31	2003	2002	2001	2000	1999	1998	1997

Net options granted (millions)	1.2	2.7	2.4	5.1	4.5	3.4	3.4
Average number of shares outstanding (millions)	360.0	360.6	372.3	388.9	409.8	415.0	413.5

Net grants during the year as % of average number of shares outstanding	0.3%	0.8%	0.6%	1.3%	1.1%	0.8%	0.8%

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	27

    REVIEW OF CONSOLIDATED BALANCE SHEETS

    CONDENSED BALANCE SHEETS

$ millions, as at October 31	2003	2002

Assets
Cash resources	$10,454	$9,512

Securities
Securities held for investment and loan substitute securities	18,220	20,664
Securities held for trading	52,282	44,628

	70,502	65,292

Loans
Residential mortgages	70,014	66,612
Personal and credit card	32,695	30,784
Business and government	33,177	41,961
Allowance for credit losses	(1,952)	(2,288)

	133,934	137,069

Securities borrowed or purchased under resale agreements	19,829	16,020
Derivative instruments market valuation	22,796	24,717
Other assets	19,632	20,683

	$277,147	$273,293

Liabilities and shareholders’ equity
Deposits	$188,130	$196,630
Obligations related to securities sold short	11,659	8,436
Obligations related to securities lent or sold under repurchase agreements	19,293	9,615
Derivative instruments market valuation	21,945	24,794
Other liabilities and acceptances	19,145	17,858
Subordinated indebtedness	3,197	3,627
Shareholders’ equity	13,778	12,333

	$277,147	$273,293

Assets
Total assets were $277.1 billion as at October 31, 2003, up $3.9 billion from the prior year. Increases were largely driven by securities held for trading ($7.7 billion), securities borrowed or purchased under resale agreements ($3.8 billion), residential mortgages ($3.4 billion), and personal and credit card loans ($1.9 billion). These increases were partially offset by reductions in business and government loans, including the loans transferred to the held for sale portfolio ($7.5 billion), securities held for investment ($2.4 billion), derivative instruments market valuation ($1.9 billion) and acceptances ($1.7 billion).

     Increased balance sheet usage by credit cards (22% growth) and residential mortgages (5% growth) reflects continued efforts to reallocate balance sheet resources to businesses with strong earnings, high strategic importance and long-term growth potential. Significant reductions in business and government loans and acceptances, including the loans transferred to the held for sale portfolio (19% decline), were the result of reductions in the non-core wholesale loan portfolio through a combination of loan sales and maturities, and reflect continued efforts to liberate balance sheet resources from low-return businesses. Primarily as a result of these non-core wholesale loan reductions, economic capital attributed to the large corporate loan portfolio has been reduced by 42% since the second quarter of 2002, when CIBC committed to achieve a one-third reduction by 2005.

     A detailed discussion of the loan portfolio is included in the Management of credit risk section.

Liabilities and shareholders’ equity
Deposits were $188.1 billion at October 31, 2003, down $8.5 billion from 2002. The decrease is a result of reductions in business and government deposits, partially offset by growth in personal and bank deposits. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the Supplementary annual financial information section.

     Obligations related to securities lent or sold under repurchase agreements were $19.3 billion at October 31, 2003, up $9.7 billion from 2002, consistent with growth in securities held for trading and securities borrowed or purchased under resale agreements.

     Subordinated indebtedness was $3.2 billion at October 31, 2003, down $0.4 billion from 2002. Further details on subordinated indebtedness are provided in Note 12 to the consolidated financial statements.

     Shareholders’ equity was $13.8 billion at October 31, 2003, up $1.5 billion from the prior year, primarily due to higher net income for the year.

28	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

CIBC has three strategic business lines — CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management.

CIBC Retail & Wealth — Results

$ millions, for the years ended October 31	2003	2002	2001

Net income
CIBC Retail Markets	$863	$1,073	$804
CIBC Wealth Management	366	197	335

	1,229	1,270	1,139
Commercial banking	92	85	104

	$1,321	$1,355	$1,243

CIBC manages its commercial banking operations within CIBC World Markets, in contrast to some financial institutions that include commercial banking in their retail operations. The table above sets out net income for CIBC Retail & Wealth, as well as the effect of including CIBC’s commercial banking operations.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	29

     HOW CIBC REPORTS

During the first quarter of 2003, CIBC realigned its management structure into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada within CIBC Retail Markets-other and, in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other. CIBC also realigned the following businesses:

•	The lending products business within CIBC Retail Markets is allocated to customer segments included in the three business lines. Previously, lending products was a separately disclosed business.

•	Within CIBC Retail Markets:

–	Non-urban small business, previously in small business, is included in personal banking.

–	Insurance and West Indies, previously separately disclosed businesses, are included in other.

–	Student loans, previously in lending products, is included in other.

•	Within CIBC Wealth Management:

–	Private client investment was renamed retail brokerage, and global private banking and trust was renamed private wealth management.

–	TAL Private, previously in wealth products, is included in private wealth management.

–	Discount brokerage, previously in wealth products, is included in retail brokerage.

Segmented financial information for periods prior to 2003 was reclassified to reflect these changes.

     CIBC uses a Manufacturer/Customer Segment/Distributor Management Model to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and the lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines. Management uses this model to better understand the economics of customer segments, products and delivery channels.

     CIBC’s business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

Performance measurement
CIBC uses a number of financial measures to assess its performance. Some measures are calculated in accordance with GAAP, such as net income, net interest income and return on equity (ROE). Other measures are non-GAAP measures, such as operating earnings, net interest income on a taxable equivalent basis (TEB), economic capital and economic profit. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies. These measurements are outlined in more detail below.

Operating earnings
Operating earnings consist of net income excluding items that, in management’s opinion, are either unusual in nature or relate to substantial strategic investments. Management believes this measure provides the basis for more meaningful business line performance targets and enables users of CIBC’s financial information to do a more meaningful analysis of business trends.

Net interest income (TEB)
Management adjusts net interest income to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, net interest margin and net interest margin on average interest-earning assets, all on a taxable equivalent basis. Management believes these measures permit uniform measurement, which enables users of CIBC’s financial information to make comparisons more readily.

Economic capital
Economic capital is based upon an estimate of the equity capital required to protect the business lines from future potential adverse economic scenarios that would result in significant losses. Economic capital comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients, and business lines, as required. The resulting capital attributed to each of these provides the financial framework to understand the returns commensurate with the risk taken and is the basis for allocating CIBC’s equity capital to the business lines for determining ROE.

     The difference between economic capital allocated to the business lines and total equity capital is held in Corporate and Other. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process. These changes are made prospectively.

Economic profit
Economic profit measures the return generated by each business line in excess of CIBC’s cost of equity capital, which enables users of CIBC’s financial information to identify relative contributions to shareholder value.

30	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

CIBC
Retail Markets

Business profile
CIBC Retail Markets is a full-service retail bank serving customers across Canada through 1,106 branches, 4,421 ABMs, four telephone banking centres, and our online banking channel. Our more than 17,000 employees contribute 42% of CIBC’s net income by offering financial solutions to over nine million individual customers and almost 470,000 small business customers. Our products and advice are tailored to the needs of our customers at various stages of their financial lives.

Business strategy
To help our customers achieve the things that matter most to them, we are investing in initiatives that improve our customers’ experience with CIBC, seeking out operational efficiencies to bring our costs down, and driving performance through a stronger sales and service culture. Our major focus is on increasing customer satisfaction. To achieve this, we are improving our extensive distribution network, freeing up our employees’ time so that they can focus on the customer, raising sales and service standards, and building new products and more efficient processes.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2004

Personal banking	This year, CIBC launched a revitalized brand, upgraded branches, improved processes and developed tools and employee training to meet customers’ needs.	Despite a challenging low-interest rate environment, we are pursuing continued growth by improving customer satisfaction, by disciplined management of our sales and service activities, and by improving the technologies and processes behind our sales and service activities.

Small business banking	CIBC improved access to credit for small businesses by introducing a streamlined lending process and launching the CIBC Self-Employed Recognition Mortgage product.	We expect continued growth as we focus on providing advice, financial planning and skills development, as well as a balanced approach to the business and personal banking needs of our small business customers.

Cards	CIBC maintained a #1 position in the Canadian credit card market in purchase volumes and outstandings. We launched CIBC Aventura VISA Gold card, a new lifestyle and travel reward card, successfully retained our Aerogold contract and outsourced our card-processing platform to enhance our credit card offer.	In an increasingly competitive marketplace, we will strive to maintain our #1 market position by providing products that meet our cardholders’ evolving credit needs and contribute to stable profitability.

Mortgages	Our residential mortgage business continued to grow profitable market share in an extremely competitive mortgage market, increasing to 14.8% from 14.1% last year. CIBC’s multi-brand, multi-channel approach continues to be a very successful business model.	With the housing market expected to outperform the economy in 2004 and a potential decline in interest rates, the residential mortgage market will remain very competitive. We will continue our focus on becoming a leading mortgage provider through technology improvements, innovative offers and excellent sales and service management.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	31

Results

     RESULTS — CIBC RETAIL MARKETS

$ millions, for the years ended October 31	2003	2002	2001

Revenue (TEB)(1)(2)
Personal banking	$1,908	$1,714	$1,623
Small business banking	552	520	498
Cards	1,278	1,241	1,128
Mortgages	701	623	479
Other	528	880	689

Total revenue (TEB)(1)(2)	4,967	4,978	4,417
TEB adjustment	—	3	6

Total revenue	4,967	4,975	4,411
Provision for credit losses	607	419	397
Non-interest expenses	3,100	3,076	2,904

Income before taxes and non-controlling interests	1,260	1,480	1,110
Income taxes and non-controlling interests	397	407	306

Net income	$863	$1,073	$804

Efficiency ratio	62.4%	61.8%	65.8%
ROE	32.5%	45.5%	32.0%
Economic profit(2)(3)	$535	$800	$505

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the How CIBC reports section.

(2)	For additional segmented information, see Note 27 to the consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the year was $328 million (2002: $273 million; 2001: $299 million). For additional detail, see the How CIBC reports section.

Net income was down $210 million from 2002. In 2002, net income was up $269 million from 2001.

The following table contains items included in net income that are, in management’s opinion, unusual in nature:

     UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Write-down related to Air Canada contract	$(81)	$—	$—
Restructuring reversal (charge)	3	(41)	(24)
Gain on sales of corporate assets	—	200	43
Goodwill amortization	—	—	(14)

	$(78)	$159	$5

Revenue
Revenue for the year was down $8 million from 2002, mainly due to the $190 million West Indies gain in 2002, $199 million lower revenue due to the change to equity accounting resulting from the West Indies combination, and lower treasury revenue allocations of $56 million. These decreases were substantially offset by volume growth, higher fees and improved spreads in personal banking and President’s Choice Financial, volume growth and better spreads in mortgages, and higher volumes in cards and small business banking.

     In 2002, revenue was up $564 million from 2001, mainly due to the gain from the West Indies combination and volume growth in cards, mortgages, lending products and deposits. Spreads improved in cards and mortgages, but declined elsewhere. Revenue also increased due to gains on the sale and hedging of mortgages, higher

32	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

prepayment fees, as well as higher student loan servicing fees. These increases were partially offset by lower treasury revenue allocations, lower student loan volumes and the loss of ongoing revenue from the sale of the Merchant Card Services business in 2001.

Revenue details are as follows:

     Personal banking is the individual customer segment (customers other than those in Imperial Service and private wealth management). Revenue is earned from spreads and service fees from the deposits and lending products businesses and commissions from other product groups, including investments, mortgages and cards. Revenue was up $194 million from 2002, mainly due to loan and deposit volume growth and improved spreads, as well as higher fee revenue and internal commission income.

     Small business banking is the customer segment supporting small owner-operated businesses, including owners’ personal holdings. Revenue is earned from spreads and service fees from the deposits and lending products businesses and commissions from other product groups, including investments, mortgages and cards. Revenue was up $32 million from 2002, primarily as a result of volume growth in both loan and deposit products and higher fee revenue, partially offset by lower spreads.

     Cards comprises a portfolio of credit cards. Revenue is earned through spreads and fees. Revenue was up $37 million from 2002, mainly due to volume growth.

     Mortgages includes both residential and commercial mortgages. Revenue is earned through spreads, fees, mortgage sales and hedging activities, less internal commissions paid to the customer segments. Revenue was up $78 million from 2002, primarily due to improved volumes, spreads and fee income. This was partially offset by lower gains on sale and hedging of mortgages.

     Other includes electronic and self-service banking, President’s Choice Financial, insurance, student loans, the West Indies, and the allocation of a portion of treasury revenue. Revenue was down $352 million from 2002, primarily due to the $190 million West Indies gain in 2002, $199 million lower revenue as a result of the change to equity accounting resulting from the West Indies combination and lower treasury revenue allocations of $56 million. This was partially offset by an $81 million increase in revenue in President’s Choice Financial.

Provision for credit losses
Provision for credit losses was up $188 million from the prior year, mainly due to volume growth, higher loss ratios in cards and unsecured credit products, and higher agricultural losses.

     In 2002, provision for credit losses was up $22 million from 2001 due to higher volumes.

Non-interest expenses
Non-interest expenses for the year were up $24 million from 2002, primarily due to the $128 million Air Canada contract write-down, severance and other costs associated with realigning the personal banking and small business banking segments, and higher technology costs, partially offset by a $162 million decrease in West Indies expenses due to the change to equity accounting, lower project spending, and the $66 million restructuring charge in 2002.

     The efficiency ratio for 2003 was 62.4%, up from 61.8% in 2002, mainly as a result of the Air Canada write-down.

     In 2002, non-interest expenses were up $172 million from 2001, mainly as a result of restructuring, higher compensation costs and spending on marketing and technology.

     The regular workforce headcount was 17,453 at year-end, down 819 from the prior year, mainly due to realignment of staff to corporate infrastructure support and staff reduction programs.

Average assets
Average assets in 2003 were $145.5 billion, up $1.7 billion from the prior year, largely due to growth in residential mortgages and cards, partially offset by lower assets in West Indies due to the change to equity accounting.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	33

CIBC
Wealth Management

Business profile
With over 2,500 advisors and $193 billion client assets under administration, our distribution network includes branch-based advice, full-service brokerage, online brokerage, and our private banking, investment counsel and trust offer. We develop and package a range of financial solutions, including fixed-term investments, our separately managed account program, CIBC Wood Gundy Investment Consulting Service™, and our three mutual fund families — Renaissance™, Talvest and CIBC — managing over $36 billion assets, making us the fourth largest Canadian mutual fund provider.

Business strategy
Our goal is to achieve 12–15% compound annual profit growth over the next three years and establish market-leading positions in assets managed in our branch-advice, full-service brokerage, online brokerage and mutual fund businesses. Our strategy is to build Canada’s leading wealth management franchise with distribution advantage and innovative, highly competitive product solutions through leadership in both advice-based distribution and product innovation and packaging; and by leveraging scale to maximize market share and attain operational efficiencies. In 2004, we will continue to drive growth and profitability by further strengthening our distribution leadership through sales force accreditation and extending coverage.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2004

Imperial Service	We realized success through our continued focus on enhancing advisor capabilities. Today, 60% of our Imperial Service sales force are Certified Financial Planners and over 1,000 are fully licensed financial advisors, making the Imperial Service team a key driver of our success.	Imperial Service expects to solidify its unique market position among bank-based advisors as a leader in sales force size, quality and accreditation, providing both competitive advantage and growth opportunity.

Retail brokerage	Broadening the full-service advice platform and strengthening client/advisor relationships dominated the 2003 agenda for CIBC Wood Gundy, contributing to $89.1 billion in assets under administration at year-end and 28% growth in fee-based assets. CIBC Investor’s Edge™ focused on online enhancements and technology upgrades to assist self-directed investors.	Expected capital market improvements will allow us to leverage our extensive capacity. CIBC Wood Gundy will further support investment advisors in evolving their businesses to meet the needs of the growing affluent market. CIBC Investor’s Edge will strengthen online support to broaden its customer base.

Private wealth management	CIBC Private Wealth Management successfully piloted an integrated investment, banking and estate planning offer, focused on serving the needs of high net worth private clients, entrepreneurs, endowments, trusts and foundations. National rollout is underway.	CIBC Private Wealth Management will strengthen and expand relationships with high net worth clients by leveraging the expertise of our partners and our full suite of products in Canada and internationally.

Wealth products	By developing asset management solutions for customers, we continued consolidating industry leadership in 2003 and are positioned in Canada as the fourth largest mutual fund provider (second among the banks), the #1 mutual fund wrap program with one of the largest separately managed account programs.	To meet the growing demand for a full range of investment products, CIBC Asset Management will strengthen and expand distribution within the CIBC group of companies and third-party channels by continuing to offer tailored solutions.

34	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Results

     RESULTS — CIBC WEALTH MANAGEMENT

$ millions, for the years ended October 31	2003	2002	2001

Revenue
Imperial Service	$724	$718	$686
Retail brokerage	1,108	1,380	1,045
Private wealth management	141	159	150
Wealth products	511	530	413
Other	47	67	88

Total revenue	2,531	2,854	2,382
Provision for credit losses	18	11	9
Non-interest expenses	1,966	2,570	1,937

Income before taxes	547	273	436
Income taxes	181	76	101

Net income	$366	$197	$335

Efficiency ratio	77.7%	90.1%	81.3%
ROE	27.9%	32.9%	68.4%
Economic profit(1)	$205	$129	$276

(1)	The adjustment to net income for cost of equity for the year was $161 million (2002: $68 million; 2001: $59 million). For additional detail, see the How CIBC reports section. For additional segmented information, see Note 27 to the consolidated financial statements.

Net income was up $169 million from 2002. In 2002, net income was down $138 million from 2001.

     The following table contains items included in net income that are, in management’s opinion, unusual in nature:

     UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Gain on sales of corporate assets	$32	$—	$22
Merrill Lynch integration costs	(21)	(112)	—
Restructuring reversal (charge)	—	3	(20)

	$11	$(109)	$2

Revenue
Revenue for the year was down $323 million from 2002. The following items relating to the disposition and acquisition of certain businesses accounted for $325 million of the decrease in revenue, as follows:

•	loss of ongoing revenue resulting from the Oppenheimer sale, partially offset by:

•	a pre-tax gain of $58 million on the Oppenheimer sale;

•	an additional two months’ revenue related to the Merrill Lynch retail brokerage business acquired on December 28, 2001; and

•	an additional three months’ revenue related to the Merrill Lynch asset management business acquired on January 31, 2002.

In addition, treasury revenue allocations declined and private wealth management revenue decreased due to lower spreads and fee-based revenue. This was partially offset by increased GIC revenue, primarily due to higher spreads and volumes, and higher Imperial Service revenue on retail transaction accounts.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	35

     In 2002, revenue was up $472 million from 2001, primarily due to:

•	the acquisition of the remaining shares in TAL Global Asset Management Inc. in October 2001;

•	an additional 10 months’ revenue related to the acquisition of the Merrill Lynch retail brokerage business; and

•	an additional nine months’ revenue related to the acquisition of the Merrill Lynch asset management business.

Revenue details are as follows:

     Imperial Service is the customer segment offering financial advice to CIBC’s affluent clients. Specially trained financial advisors support the financial planning and product fulfillment needs of these clients. Revenue is earned primarily from sales and service fees paid by CIBC’s product groups. Revenue was up $6 million from 2002, primarily as a result of higher volumes on loans, retail transaction accounts and investment products.

     Retail brokerage provides comprehensive advice and investment, retirement and estate planning solutions to affluent clients through CIBC Wood Gundy. Online brokerage services are provided to self-directed clients through Investor’s Edge. Revenue is generated from fees and commissions. Revenue was down $272 million from 2002, primarily due to the loss of ongoing revenue resulting from the Oppenheimer sale, partially offset by the pre-tax gain of $58 million on the sale, and an additional two months’ revenue related to the acquisition of the Merrill Lynch retail brokerage business.

     Private wealth management provides a comprehensive range of global solutions, including investment management, trusts, private banking and global custody, to meet the financial management needs of individuals, families and corporations with significant financial resources. Revenue is earned from net interest spreads, fees and commissions. Revenue was down $18 million from 2002, primarily due to lower spreads and fee-based revenue.

     Wealth products includes mutual funds, investment management services and GICs. These investment products are developed and distributed to retail, institutional, small business and Imperial Service customers. Revenue is earned from net interest spreads, fees and commissions. Revenue was down $19 million from 2002, primarily due to the loss of ongoing revenue from the Oppenheimer sale. This was partially offset by increased GIC revenue due to higher spreads and volumes, as well as an additional three months’ revenue related to the acquisition of the Merrill Lynch asset management business.

     Other consists primarily of the allocation of a portion of treasury revenue. Revenue was down $20 million from 2002 due to lower treasury revenue allocations.

Non-interest expenses
Non-interest expenses for the year were down $604 million from 2002. The following items related to the disposition and acquisition of certain businesses accounted for $597 million of the decrease in non-interest expenses:

•	lower ongoing operating expense resulting from the Oppenheimer sale;

•	lower Merrill Lynch integration costs, partially offset by:

•	an additional two months’ expense related to the acquisition of the Merrill Lynch retail brokerage business; and

•	an additional three months’ expense related to the acquisition of the Merrill Lynch asset management business.

In addition, non-interest expenses declined due to cost containment activities.

     The efficiency ratio for 2003 was 77.7%, down from 90.1% in 2002, primarily due to the completion of the Merrill Lynch integration.

     In 2002, non-interest expenses were up $633 million from 2001, primarily as a result of ongoing and integration-related costs of acquired businesses.

     The regular workforce headcount totalled 6,601 at year-end, down 2,461 from 2002, mainly due to the Oppenheimer sale, integration and cost containment activities, and a realignment of staff to corporate infrastructure support.

Selected information
Average assets in 2003 were $30.7 billion, down $2.3 billion from the prior year, primarily due to lower treasury asset allocations.

     CIBC Wealth Management assets under administration totalled $193.2 billion at year-end. After excluding the effect of the Oppenheimer sale, assets under administration increased $2.8 billion or 1.5% from 2002, primarily due to improved market conditions.

     CIBC WEALTH MANAGEMENT ASSETS UNDER ADMINISTRATION

$ billions, as at October 31	2003		2002		2001

Individuals	$121.2		$174.0		$137.6
Institutions	36.3		42.1		47.9
Retail mutual funds	35.7		33.0		28.8

	$193.2	(1)	$249.1	(2)	$214.3

(1)	Assets under administration were down $55.9 billion or 22% from 2002, primarily due to the Oppenheimer sale.

(2)	Assets under administration were up $34.8 billion or 16% from 2001, primarily due to the acquisition of the Merrill Lynch retail brokerage and asset management businesses.

36	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

CIBC
World Markets

Business profile
CIBC World Markets is a leading North American investment bank with niche capabilities in the U.K. and Asia. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

Business strategy
Our goal is to be the most profitable Canadian wholesale bank and a top tier performer in North America, by maximizing revenue for every dollar of capital deployed. In 2003, we reduced economic capital by 31% from $5.3 billion to $3.7 billion and, in the process, exceeded our goal of getting capital below $4.0 billion by 2005. By being disciplined in how we deploy capital, we are driving higher returns while focusing our efforts on industry groups and sectors that offer the strongest potential for profitability. We are also committed to being the industry’s most trusted advisor and to using our expertise in the capital markets to meet our clients’ business financing needs.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2004

Capital markets	We ranked #1 in income trusts; #1 in overall service in Canadian equity research, sales and trading; and #1 in fixed income and overall service quality in Canadian debt research. We also refocused our U.S. equities business, resulting in further penetration across major U.S. buy-side clients.	Our focus will be to capitalize on our improved research rankings and a streamlined operating platform to drive increased profitability. We will also take our industry-leading knowledge in income trusts in Canada to the emerging trust market in the U.S.

Investment banking and credit products	CIBC reduced large corporate loan capital by 42% since the second quarter of 2002; maintained our dominance in Canadian investment banking; and solidified our U.S. mid-market position as evidenced by our top 10 ranking in high-yield leveraged buyout underwriting league tables.	We will be disciplined around large corporate credit capital, by maintaining strict hold limits and concentration levels, while remaining committed to being a leading and active underwriter of credit. We will also extend our leadership in Canada and leverage our mid-market expertise in the U.S.

Merchant banking	CIBC made progress against its goal of reducing the merchant banking private equity portfolio by one-third by 2005. Through a combination of fund sales, reduced investment activity net of direct sales, and write-downs, actual reduction was 19% since the second quarter of 2002.	We will continue to take action within merchant banking to reduce the private equity portfolio, including sales of funds in the secondary market, with a view towards reducing future earnings volatility.

Commercial banking	Our key priority in 2003 was the disciplined execution of our overall strategy to bring ideas to clients that help them create, protect and realize value in their organizations. We completed extensive training and developed tools to support this initiative.	In 2004, we expect to realize the benefits of our work in 2003 through increased origination of new clients and higher revenues from existing clients while growing our origination capacity in the market.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	37

Results

RESULTS — CIBC WORLD MARKETS

$ millions, for the years ended October 31	2003	2002	2001

Revenue (TEB)(1)(2)
Capital markets	$1,526	$1,288	$1,534
Investment banking and credit products	1,567	1,115	1,474
Merchant banking	(47)	198	569
Commercial banking	436	449	484
Other	123	(34)	8

Total revenue (TEB)(1)(2)	3,605	3,016	4,069
TEB adjustment	132	108	133

Total revenue	3,473	2,908	3,936
Provision for credit losses	653	1,062	694
Non-interest expenses	2,421	2,518	2,730

Income (loss) before taxes and non-controlling interests	399	(672)	512
Income taxes and non-controlling interests	26	(530)	(297)

Net income (loss)	$373	$(142)	$809

Efficiency ratio	69.7%	86.6%	69.3%
Efficiency ratio (TEB)(1)(2)	67.2%	83.5%	67.1%
ROE	9.1%	(5.4)%	18.8%
Economic (loss) profit(2)(3)	$(71)	$(598)	$310

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the How CIBC reports section.

(2)	For additional segmented information, see Note 27 to the consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the year was $444 million (2002: $456 million; 2001: $499 million). For additional detail, see the How CIBC reports section.

Net income was up $515 million from 2002. In 2002, net income was down $951 million from 2001.

     The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature:

UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Losses on loans held for sale(1)	$(152)	$—	$—
Business interruption insurance recovery	11	—	—
Restructuring reversal (charge)	3	(36)	(37)
Adjustment to future income tax assets	—	52	—
Restructured ownership of certain U.S.-based loans and leases	—	—	138
Bulk sale of U.S. corporate loans	—	—	(94)
Specific provisions for credit losses associated with the bulk loan sale	—	—	(28)
Goodwill amortization expense	—	—	(14)

	$(138)	$16	$(35)

(1)	For details, see the Management of credit risk section.

Revenue
Revenue for the year was up $565 million from 2002 due to lower write-downs to collateralized debt obligation and high-yield portfolios, stronger performance from the equity structured products, fixed income, Canadian equity agency, and U.S. origination businesses, and higher treasury revenue allocations. These increases were partially offset by the impact of lower net merchant banking revenue.

     In 2002, revenue was down $1,028 million from 2001 ($1,190 million, excluding the impact of the 2001 loss on the bulk sale of U.S. corporate loans) due to lower trading and origination activities. These results reflected the impact of difficult financial

38	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

markets in the U.S. associated with weak economic conditions. The 2002 results also included higher write-downs to the merchant banking, collateralized debt obligation and high-yield portfolios.

Revenue details are as follows:

     Capital markets operates trading, sales and research activities serving institutional, corporate and government clients across North America and around the world. Revenue is generated from fees, commissions, spread-based income and from taking proprietary positions within prescribed risk parameters. Revenue was up $238 million from 2002, primarily due to stronger performance from the equity structured products (especially in the U.S.), fixed income, and Canadian equity agency businesses, including record performance from Canadian equity new issue activities.

     Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients across North America and around the world. Revenue is earned from fees relating to merger and acquisition services, underwriting activities, advisory services, and loan syndications. In addition, interest is earned on spreads on corporate loans. Revenue was up $452 million from 2002, primarily due to lower write-downs to CIBC’s collateralized debt obligation and high-yield portfolios, and improvements in U.S. origination activities.

     Merchant banking makes investments to create, grow and recapitalize companies across a variety of industries. Revenue is generated from fees, interest and dividends earned on investments and from gains or losses associated with these investments. Revenue was down $245 million from 2002, resulting from the combined effect of significantly lower gains (2002 included transactions related to Global Crossing Ltd.) and significantly reduced asset write-downs.

     Commercial banking originates financial solutions centred around credit products for medium-sized businesses in Canada. Revenue is generated from interest, fees and service charges. Revenue was down $13 million from 2002 due to lower asset levels.

     Other includes the allocation of a portion of treasury revenue, net of unallocated funding charges; CEF Capital Limited, an affiliated Asian merchant bank holding company; and other revenue not directly attributed to the main businesses listed above. Revenue was up $157 million from 2002, mainly due to higher treasury revenue allocations arising from foreign currency hedging.

Provision for credit losses
Provision for credit losses for the year was down $409 million from 2002, which included higher provisions relating to Enron Corp., Global Crossing Ltd., and Teleglobe Inc., and the impact of poor market conditions. These reductions were partially offset by current year losses of $228 million on loans held for sale.

     In 2002, provision for credit losses was up $368 million from 2001 ($416 million, excluding the impact of the bulk sale of U.S. corporate loans in 2001) due to a combination of deteriorating market conditions and the specific provisions noted above.

Non-interest expenses
Non-interest expenses for the year were down $97 million from 2002 due to cost savings associated with staff reduction programs, the transfer of Juniper Financial Corp. to Corporate and Other, and lower severance and restructuring costs, partially offset by higher revenue-related compensation and increased costs resulting from the regulatory and legal environment in the U.S. Current year results included a $109 million reserve relating to matters involving CIBC’s dealings with Enron.

     The efficiency ratio for 2003 was 69.7%, down from 86.6% in 2002, primarily due to significantly higher revenue.

     In 2002, non-interest expenses were down $212 million from 2001 as a result of lower revenue-related compensation and savings from the cost-reduction program initiated in 2001. These reductions were partially offset by the impact of consolidation of Juniper Financial Corp., expenditures associated with the rising cost of litigation in the U.S. and higher severance costs.

     The regular workforce headcount was 2,374 at year-end, down 757 from the end of 2002, mainly due to the staff reduction programs noted above, and the transfer of Juniper Financial Corp. to Corporate and Other.

Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.

Average assets
Average assets in 2003 were $107.7 billion, down $7.2 billion from the prior year, mainly due to lower loan balances as a result of the program to reduce corporate lending assets.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	39

     CORPORATE AND OTHER

Results

     RESULTS — CORPORATE AND OTHER

$ millions, for the years ended October 31	2003	2002	2001

Revenue (TEB)(1)	$605	$304	$438
TEB adjustment	—	—	5

Total revenue	605	304	433
Provision for credit losses	(135)	8	—
Non-interest expenses	641	965	655

Income (loss) before taxes and non-controlling interests	99	(669)	(222)
Income taxes and non-controlling interests	(362)	(194)	40

Net income (loss)	$461	$(475)	$(262)

(1)	Management reviews net interest income included in total revenue on a taxable equivalent basis (TEB), as explained in the How CIBC reports section. For additional segmented information, see Note 27 to the consolidated financial statements.

Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management (TBRM) — that support CIBC’s business lines, as well as the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp., the CIBC Mellon joint venture, and other revenue and expense items not directly attributable to the business lines. The revenue, expense and balance sheet items of the functional groups are generally allocated to the business lines.

     TBRM generates revenue from funding, hedging and interest-earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other. TBRM revenue was up from 2002, primarily due to higher interest income on the non-core loan portfolio and higher treasury revenue arising from foreign currency hedging.

     The net income (loss) in Corporate and Other reflects the results at the corporate level after application of CIBC’s Manufacturer/Customer Segment/Distributor Management Model, which is used to measure and report the results of operations of the business lines.

     Net income for the year was up $936 million from 2002, primarily due to the recovery and interest on overpayment of income taxes, lower losses related to the U.S. electronic banking operations, the absence of the restructuring charge, the reversal of a portion of the general allowance for credit losses and the write-down of a preferred share investment in 2002, partially offset by the valuation allowance relating to the U.S. future income tax asset.

     In 2002, the net loss was up $213 million from 2001, primarily due to increased losses related to the U.S. electronic banking operations and the write-down of a preferred share investment in 2002, partially offset by the reduction in the future income tax asset taken in 2001 to reflect the impact of Canadian tax rate reductions.

     The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature:

     UNUSUAL ITEMS (AFTER-TAX)

$ millions, for the years ended October 31	2003	2002	2001

Recovery and interest on overpayment of income taxes	$707	$—	$—
Valuation allowance relating to U.S. future income tax asset	(232)	—	—
Reversal of general allowance for credit losses	95	—	—
Restructuring reversal (charge)	14	(249)	(42)
Events of September 11, 2001	—	(19)	(4)
Goodwill amortization	—	—	(18)
Adjustment to future income tax assets	—	—	(66)

	$584	$(268)	$(130)

40	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Functional Groups	Our Priorities

Administration
The Administration group, comprising communications and public affairs, human resources, corporate real estate, corporate secretary, legal, audit and compliance, provides governance and support services within CIBC. An important part of the group’s mandate is to provide leadership on governance and control issues. During 2003, the group participated in many initiatives, including the review of CIBC’s financial and disclosure controls, to enable CIBC to meet or exceed new regulatory requirements. Despite these increasing requirements, the group more than met its expense reduction targets. Strong progress continued in transforming learning experiences at CIBC through improved electronic communication networks. Human resources also successfully implemented a consistent performance measurement system across the entire CIBC group of companies.	• Achieve ongoing excellence in corporate
   governance and controls
• Improve employee engagement through
   enhanced communications, training
   and career opportunities
• Achieve further reductions of
   operational and reputation risk
• Improve the productivity of
   Administration services
• Support initiatives to enhance our
   reputation as one of Canada’s leading
corporate citizens

Corporate Development
Corporate Development is an important participant in creating long-term value at CIBC by reinforcing an owner-manager mindset and assisting in CIBC’s strategic planning processes. The group is involved in the identification, assessment and execution of transactions, including acquisitions, divestitures and joint ventures or other alliances, aimed at maximizing the value of CIBC’s portfolio of businesses. During 2003, Corporate Development was integral to the sale of CIBC’s U.S. private client and asset management businesses to Fahnestock Viner Holdings Inc. In addition, we continued to assist CIBC business lines in their growth and development, including CIBC card products in the retention of CIBC’s Aerogold contract with Air Canada. Corporate Development also continues to manage CIBC’s relationship with the CIBC Mellon joint venture.	• Continue to work with CIBC’s business
   lines, to further enhance the value of
   CIBC’s portfolio of businesses
• Capitalize on opportunities to accelerate
   growth in CIBC’s core businesses
• Work closely with Treasury, Balance
   Sheet and Risk Management in
   allocating capital to meet CIBC’s
   strategic goals
• Ongoing reduction of reputation risk
   through high-quality processes, due
   diligence and negotiations

Finance
The Finance group provides financial services to CIBC’s business lines, playing a key role in maintaining and enhancing strong control and governance systems, with an emphasis on financial controls. Finance’s responsibilities include ensuring the accuracy and timeliness of CIBC’s books and records, and leading the implementation of new accounting standards across CIBC. The group also provides tax advice throughout CIBC and effective communication with investors. As a strategic partner to CIBC’s business lines, the Finance group provides planning and analysis throughout the year. To promote a culture of accountability, Finance works to establish performance targets, providing monthly detailed metrics. During 2003, Finance led CIBC-wide initiatives which addressed heightened requirements from regulations, such as the U.S. Sarbanes-Oxley Act.	• Refine Finance control processes and
   systems to meet heightened
   expectations regarding governance
   and control
• Continue to strive to provide transparent
   and accessible reporting to investors
• Continue to align Finance structure to
   business lines and governance
   requirements
• Promote and lead CIBC-wide initiatives
   to achieve long-term cost efficiencies

Technology and Operations (T&O)
Technology and Operations provides the systems and operational services that support CIBC’s businesses around the globe. During 2003, T&O pursued its strategic plan to provide better services at a lower cost to CIBC. Technologies are being driven to a standards-based architecture, and fundamental re-engineering of back office processes and controls are making a significant contribution to a lower cost base. Major development projects contributed to the overall growth of CIBC’s core businesses. In 2004, T&O will continue to pursue its “better service at lower cost” strategy and plans to deliver a number of major business projects that will increase revenue, improve productivity and enhance the customer and employee experience.	• Build a strong client service and
   continuous improvement culture across
   Technology and Operations
• Protect CIBC’s assets through prudent
   management processes and deliver value
   through cost-effective technology and
   operations infrastructure and services
• Simplify and rationalize technology
   infrastructure and re-engineer
   operations processes and service
   delivery to achieve savings, enhanced
   service and heightened controls

Treasury, Balance Sheet and Risk Management (TBRM)
A fundamental element of CIBC’s strategy in building a foundation for sustainable growth is TBRM’s management of risk and balance sheet resources. We allocate these resources to higher-return and/or strategic activities to support CIBC’s objectives, such as domestic retail business activities, which are independently adjudicated by TBRM. During 2003, TBRM led efforts to reduce exposure to corporate loans and merchant banking investments to reach CIBC’s target of reducing economic capital for these asset classes by one-third. Key to CIBC’s ongoing strength is its solid capital position. In addition, market risk exposures continued to be maintained at low levels. Liquidity resources and risks are measured, monitored and controlled by TBRM. While all CIBC employees manage operational risk, TBRM is responsible for its measurement, monitoring and control.	• Maintain target Tier 1 capital ratio of not
   less than 8.5%and total capital ratio of
   not less than 11.5%
• Manage and re-allocate balance sheet
   and risk resources to higher return
   and/or strategic growth activities to
   support CIBC’s objectives
• Ongoing measurement, monitoring and
   control of credit, market, liquidity and
   operational risks and balance sheet
resources

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	41

Off-Balance Sheet Arrangements

CIBC enters into several types of off-balance sheet arrangements in the normal course of its business. These off-balance sheet arrangements include variable interest entities (VIEs), derivatives, credit-related arrangements, guarantees and contractual obligations.

     VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” This guideline is essentially harmonized with the Financial Accounting Standards Board Interpretation 46 (FIN 46), “Consolidation of Variable Interest Entities,” in the U.S. For information on the impact on CIBC’s consolidated financial statements of applying these standards, see Notes 28 and 29 to the consolidated financial statements.

Special purpose entities (SPEs)
SPEs are used for securitizing CIBC’s own assets or third-party assets. SPEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. SPEs may be formed as a corporation, partnership, limited liability company or trust. In a securitization, an entity transfers assets to an SPE in exchange for cash. An SPE may also buy certain pre-defined assets for cash in the marketplace (where the seller may at times be CIBC). The SPE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. SPEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and have recourse to, the SPE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee facility. Accordingly, the SPE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.

     CIBC’s activities with respect to SPEs are consistently undertaken within a regulatory framework and are subject to the normal regulatory review.

Securitization of CIBC’s own assets
Securitization of CIBC’s own assets provides CIBC with a source of liquidity and less expensive funding. It may also reduce CIBC’s risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. Accounting regulations require a determination to be made as to whether the SPE should be considered a subsidiary of CIBC for the purpose of consolidation into CIBC’s consolidated financial statements. Where the criteria are met, allowing recognition of the securitization as a sale of assets permitting non-consolidation for financial reporting purposes, CIBC records the sale. When such asset sales occur, CIBC may retain interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered “retained interests” in the securitized assets. CIBC periodically reviews the carrying value of these retained interests and when a decline in value is identified that is other than temporary, the affected carrying amount is written down to its fair value. CIBC continues to service all securitized assets after transfer, except for some non-investment grade loans. As at October 31, 2003, the total amount of securitized loans outstanding, which CIBC continues to service, was $9.5 billion and associated retained interests amounted to $268 million. In 2003, CIBC recorded $216 million in securitization revenue, which included $43 million from gains on sale of securitized assets. Expenses arising from securitizations are not significant.

Credit card receivables
Credit card receivables are securitized through trusts in Canada and the U.S., which are established to purchase the receivables with the proceeds of securities issued by the trust. CIBC sells receivables to the trusts on a non-recourse basis but continues to maintain credit card customer account relationships and provides servicing for receivables sold to the trusts. CIBC’s credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as customers repay their balances. CIBC retains some risk of loss with respect to the receivables held by the trusts to the extent of its retained interests.

     In Canada, a trust is established to purchase credit card receivables from CIBC. CIBC is one of several underwriters that distribute securities issued by the trust. CIBC provides credit enhancement to the trust through over-collateralization and also arranges for a third party to provide credit enhancement to the trust through a letter of credit. As at October 31, 2003, total assets in the trust were $0.7 billion, the total amount of which has been sold to investors via trust-issued securities, and CIBC retained no seller interests in the trust other than the interest-only strips that arose from the calculation of gain or loss at the time assets were sold to the trust. In 2003, CIBC recorded $108 million in securitization revenue from the securitized Canadian credit card receivables. As at October 31, 2003, outstanding securitized Canadian credit card receivables were $0.7 billion, and retained interests amounted to $12 million.

42	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     In the U.S., CIBC also sells credit card receivables through a bankruptcy remote SPE to a trust that is established to purchase the receivables via trust-issued securities. CIBC provides credit enhancement to the trust by retaining a subordinated interest in the trust, by funding cash reserve accounts and subordinating its retained accrued interest receivable. Third-party underwriters sponsor facilities that purchase certificates from the trust. These purchased securities are combined with larger pools of third-parties’ securitized assets from which securities are issued to investors. As at October 31, 2003, total assets in the trust were $1.6 billion. Of that amount, at October 31, 2003, $1.4 billion had been sold to investors via trust-issued securities, and CIBC owned $224 million of seller interests in the trust, reflecting the excess of the total amount of receivables transferred to the trust over the portion represented by certificates sold to investors. In 2003, CIBC securitized $926 million of U.S. credit card receivables and recorded $36 million in securitization revenue, including gains on sale of $1 million. As at October 31, 2003, outstanding securitized U.S. credit card receivables were $1.4 billion and retained interests amounted to $68 million in the form of subordinated interests, accrued interest receivables, cash reserve accounts and interest-only strips. CIBC relies on securitizations to fund approximately 90% of its U.S. credit card business.

Residential mortgage loans
CIBC securitizes certain fixed- and variable-rate residential mortgage loans through the creation of mortgage-backed securities and substantially all of the securities are sold through the Canada Mortgage Bond program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues bond-like securities to investors. CIBC maintains the customer account relationships and continues to service the securitized loans. There are no expected credit losses on the securitized loans as they are government guaranteed. CIBC also enters into swap arrangements with the trust to exchange monthly cash flows from the securitized assets into non-amortizing bond cash flows with fixed interest payments and principal at maturity. Cash flows from the swap arrangements relating to principal repayments on the securitized assets are used to purchase replacement assets for the trust. In 2003, CIBC securitized $4.7 billion of government-guaranteed residential mortgage loans through the creation of mortgage-backed securities. It subsequently sold $4.4 billion, including replacement assets from the swap arrangements under the Canada Mortgage Bond program, and recorded $63 million in securitization revenue, including gains on sale of $42 million. CIBC retained no seller interest in the trust except for the interest-only strips calculated at the time of securitization. In 2003, CIBC also recorded income of $23 million from the swap arrangements in other non-interest income. As at October 31, 2003, outstanding securitized residential mortgage loans were $7.1 billion and retained interests amounted to $175 million.

Other assets
CIBC has also securitized commercial mortgage loans in prior years and retains some risk of loss from these securitizations to the extent of its retained interests. As at October 31, 2003, outstanding securitized commercial mortgage loans were $0.3 billion and retained interests amounted to $13 million. CIBC also sold non-investment grade loans to a trust in 2001 and retained an investment grade note issued by the trust. CIBC does not have any continuing involvement with the loans sold. As at October 31, 2003, the outstanding balance of the retained investment grade note was $117 million.

     For additional details of CIBC’s securitization activities involving its own assets and the sensitivity analysis on the retained interests, see Note 6 to the consolidated financial statements.

Securitization of third-party assets
CIBC administers several SPEs that purchase pools of third-party financial assets, such as collateralized debt obligations (CDOs) securities, mortgages, trade receivables and credit cards. These SPEs are commonly referred to as multi-seller conduits. These conduits provide third parties access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which then issue commercial paper or other notes to investors to fund the purchases. Third parties that transfer assets to the SPEs may continue to service the assets, and may be exposed to credit losses realized on these assets, typically through over collateralization of the SPE with the assets sold to it or other retained interests. CIBC has no ownership interests in these SPEs. The SPEs may obtain credit enhancement from third-party providers. CIBC may provide commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. CIBC may also act as the counterparty to derivative contracts entered into by the SPE in order to convert the yield of the underlying assets to match the needs of the SPE’s investors or to limit or change the interest rate risk of the SPE. All fees earned in respect of these activities are on a market basis. As at October 31, 2003, CIBC administered 15 multi-seller conduits with total assets of $36.6 billion. The types of financial assets owned by these conduits are as follows:

$ billions, as at October 31	2003

Collateralized debt obligations	$7.6
Mortgages	6.5
Commercial loans and leases	4.4
Credit cards	4.4
Auto loans and leases	3.7
Asset-backed securities	3.7
Trade receivables	3.3
Other	3.0

$36.6

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	43

The debt issued by each conduit is in its name with recourse to the financial assets owned by the conduit. As at October 31, 2003, the amount of debt outstanding was $36.7 billion. CIBC provides backstop liquidity facilities, which totalled $29.4 billion (including $1.2 billion relating to conduits not administered by CIBC) as at October 31, 2003. CIBC would be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. CIBC is not required to fund under the liquidity facilities if the assets in the conduits are in default. This amount is included under Lines of credit in Credit-related arrangements in Note 25 to the consolidated financial statements.

     Further, CIBC provides credit enhancements which totalled $269 million (none relating to conduits not administered by CIBC) as at October 31, 2003. CIBC’s obligations under the credit enhancements are limited by the first loss provided by the sellers of each asset pool. This amount is included under Guarantees and standby letters of credit in Credit-related arrangements in Note 25 to the consolidated financial statements.

     CIBC acts as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. CIBC receives market-rate fees. In addition, CIBC may also invest in the debt or equity tranches of the CDOs. In a number of transactions on behalf of clients, CIBC first purchases the assets at the request of the clients and warehouses them until the securitization transaction is complete. CIBC may be providing liquidity facilities in certain instances. CIBC is not the manager or administrator of these CDOs. CDOs raise capital by issuing debt and equity securities and use their capital to invest in portfolios of interest-bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations, including paying interest on its debt and paying advisory fees and other expenses. Any net income or loss is shared by the CDO’s equity owners. As at October 31, 2003, CIBC had investments in the debt or equity tranches of 19 CDOs, amounting to $313 million. These CDOs had assets amounting to $21.8 billion. As at October 31, 2003, liquidity facilities provided by CIBC amounted to $84 million.

     For the year ended October 31, 2003, revenue from all of the above activities amounted to $134 million.

Other financial transactions

CIBC provides a wide range of financial products, including structured notes and other financial instruments for institutional and private bank clients, including SPEs as counterparties, as well as retail customers. These financial products are created, from time to time, using an SPE as issuer or obligor of the financial products. CIBC may provide certain administrative services and other financial facilities to the SPEs in exchange for market-rate compensation. In all cases, CIBC would have nominal or no ownership interest in such SPEs.

     CIBC is the sponsor of several mutual and pooled funds, in the form of trusts, with assets of approximately $54 billion. CIBC is the administrator of these funds. In addition, CIBC could act in other capacities, including custodian, trustee and broker. CIBC earns fees at market rates. CIBC does not guarantee either principal or returns to investors in these funds, except in very limited circumstances. For further details, see Market value guarantees in Note 25 to the consolidated financial statements.

     CIBC acts as a trustee of a number of personal trusts and has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. CIBC earns a fee for acting as a trustee.

     CIBC structures transactions to modify the cash flows of third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns of the assets held by a trust to clients. CIBC’s exposures arising from these intermediation transactions are not significant. In some circumstances, CIBC structures transactions for clients that involve the repackaging of risks and an SPE issuing credit-linked notes.

     DERIVATIVES

CIBC uses derivatives for both trading and asset/liability management (ALM). For further details, see Note 24 to the consolidated financial statements. In addition, Note 1 to the consolidated financial statements explains how CIBC accounts for both trading and ALM derivatives.

     CREDIT-RELATED ARRANGEMENTS

The table below summarizes CIBC’s credit-related arrangements. For a detailed description of these arrangements, see Note 25 to the consolidated financial statements.

44	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     CREDIT-RELATED ARRANGEMENTS

	Contract amounts expiration per period

	Less than	1–3	4–5	Over	2003	2002
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Lines of credit(1)	$70,181	$6,024	$2,712	$920	$79,837	$97,992
Securities lending	27,156	—	—	—	27,156	17,510
Guarantees and standby letters of credit	4,757	774	548	2,271	8,350	9,041
Documentary and commercial letters of credit	120	15	—	2	137	185
Other(2)	362	—	—	—	362	367

	$102,576	$6,813	$3,260	$3,193	$115,842	$125,095

(1)	Includes irrevocable lines of credit totalling $65,011 million (2002: $76,972 million), of which $55,354 million (2002: $63,805 million) will expire in one year or less, and excludes lines of credit for credit cards as the lines are short-term in nature and are revocable at CIBC’s discretion.

(2)	Includes forward asset purchases.

     GUARANTEES

CIBC enters into various guarantee contracts. For a detailed description of guarantees, see Note 25 to the consolidated financial statements.

     CONTRACTUAL OBLIGATIONS

CIBC has contractual obligations to make future payments on subordinated indebtedness and lease agreements. Subordinated indebtedness is reflected on the consolidated balance sheets, while operating lease obligations are not recorded on the consolidated balance sheets. For further details, see Notes 12 and 25 to the consolidated financial statements, respectively.

     The following table summarizes these obligations based on time periods:

     CONTRACTUAL OBLIGATIONS

	Less than	1–3	4–5	Over	2003	2002
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Subordinated indebtedness	$68	$25	$—	$3,104	$3,197	$3,627
Operating leases	436	759	556	2,169	3,920	2,701

	$504	$784	$556	$5,273	$7,117	$6,328

CIBC acts as an investor in merchant banking activities by entering into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, CIBC had commitments to invest up to $1,430 million, as at October 31, 2003 (2002: $2,333 million).

     CIBC enters into a number of long-term outsourcing contracts as part of normal business operations. These outsourcing contracts, along with CIBC’s other outstanding contracts, allow CIBC to focus on its core businesses and to enhance customer service.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	45

Management of Risk

     OVERVIEW

CIBC is exposed to credit, market, liquidity and operational risks in the normal course of its business. CIBC manages risk and related balance sheet (including capital) resources within tolerance levels established by its management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of CIBC’s risk and balance sheet resources. CIBC’s risk management structure is presented in the diagram below. Additional details on the Board and management committees are provided in the Governance section.

     Treasury, Balance Sheet and Risk Management (TBRM), led by the Vice Chair and Chief Risk Officer, facilitates the management of risk and balance sheet resources and comprises:

•	Treasury — provides CIBC-wide funding and asset/liability, liquidity, cash and collateral management; ensures that CIBC is strongly and effectively capitalized; and manages capital in CIBC’s subsidiaries, affiliates and legal entities;

•	Credit and Investment Portfolio Management — applies market-based techniques and models to the management of balance sheet resources attributed to corporate loans and merchant banking investments;

•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process and is responsible for the consolidation of economic capital and its related methodologies; and

•	Other independent risk management services and functions — adjudicate, measure, monitor and control CIBC’s global credit, market, liquidity and operational risks.

Risk Management Structure

46	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     MANAGEMENT OF CREDIT RISK

Infrastructure
The Capital and Risk Committee (CRC) is responsible for reviewing CIBC’s credit risk management policies. These policies are approved by the Risk Management Committee annually. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, along with overseeing the quality of the credit portfolio in accordance with these policies. Senior management reports regularly to the Risk Management Committee on material credit risk matters, including individual credit transactions, credit concentrations on a related borrower, industry and geographic basis, impaired loans and credit loss provisioning levels. In addition, senior management reviews impaired loan balances, and allowances and credit loss provisioning levels with the Audit Committee on a quarterly basis.

Policies, procedures and standards
CIBC’s credit risk policies, procedures and standards outline the credit risk appetite, as well as the detailed parameters under which credit risk is to be controlled. Policies establish the basis for how credit is granted, measured, aggregated, monitored and reported. In this regard, CIBC has policies for the control of credit risk within both the consumer loan portfolio and the business and government loan portfolio, including all related hedging activities.

     Other credit risk policies ensure that prudent lending practices address management of geographic and product concentrations, syndicated bank and bridge credit exposures, requirements for environmental reviews and real estate appraisals, maintenance of portfolio lending standards, conflicts of interest with respect to mergers and acquisitions, and legal and reputational risk due diligence.

Measurement, monitoring and control
 The day-to-day responsibility for measuring and monitoring credit risk is delegated to TBRM, which is independent of the business lines, and includes initial credit approval and ongoing measurement and monitoring of credit portfolios to ensure that credit risk is actively controlled. This is accomplished through the establishment of lending policies; the approval of all models used for risk rating and credit scoring of individual loans; the exercising of approval authority for credit transactions; the monitoring of exposures against policies and limits; and the rigorous management of past due, high-risk and impaired loans by specialized groups.

     TBRM also uses market-based techniques in the management of the credit risk component of economic capital. It applies enhanced credit models to the analysis of CIBC’s large corporate credit portfolio. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. By the same means, selected credit exposures are added to the portfolio to enhance diversification and increase returns. Given that the credit risk component of economic capital is a scarce resource, CIBC endeavours to liberate credit risk capital in the most cost-efficient manner, so that it may be allocated where it will optimize returns. Merchant banking investments are subject to oversight by the Investment Committee, as described in the Governance section.

Consumer loans
Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well suited to the identification and management of risk for portfolios that consist of a large number of relatively small dollar-sized transactions. CIBC’s consumer loan portfolio is well diversified to ensure that concentrations by customer and product type are within prudent and acceptable limits. Consumer loans constitute 73% of CIBC’s portfolio. These loans represent thousands of borrowers with relatively small individual loan balances. Residential mortgages, which constitute 69% of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with CIBC’s managed growth strategy for this business, residential mortgages increased by $3,397 million from the prior year. CIBC’s consumer loan growth strategy also resulted in an increase of 3% in the personal loan portfolio and 22% in the credit card loan portfolio. The student loan portfolio continued to decrease in 2003 and is down 12% from the prior year.

Business and government loans
Within the business and government loan portfolio, specialized lenders assess every credit transaction, assigning an internal risk rating to each one. For all significant transactions, independent credit approval is required from TBRM. All business and government loans have ratings appropriate for their businesses, reflecting probability of default of the counterparty or loss given default or probability of loss of the credit facility. These internal risk ratings assist in monitoring the portfolio, and are also key inputs used in CIBC’s economic models for the attribution of the credit risk component of economic capital.

     CIBC diversifies the business and government loan portfolio through the establishment and continual monitoring of exposures against common risk, and industry and geographic concentration limits. Related borrower risk is managed through limits on concentrations by risk rating; industry concentrations are measured against limits for 45 different industry sectors; and geographic concentrations are measured against limits established for exposure to foreign countries.

     Business and government loans (including acceptances) constitute 27% of CIBC’s credit portfolio, and are 21% lower than last year, before deducting the general allowance. This is consistent with CIBC’s strategy to aggressively manage balance sheet (including capital) resources. The portfolio is diversified by industry, with the largest industry group, business services, constituting approximately 12% of

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	47

total business and government loans (including acceptances) before deducting the general allowance in 2003.

     Geographically, 92% of the business and government loan portfolio is in North America, with the remaining balance predominantly in the United Kingdom and Western Europe. Exposure to Asia continues to be managed down through significant repayment and/or recovery experience. Exposures in Eastern Europe, Central and South America, and elsewhere are limited. The increasing sophistication of decision-support tools used at origination has significantly contributed to the maintenance of a well-diversified portfolio.

     Country risk is the risk that assets may become frozen in a foreign country because of imposed exchange controls and other political or economic disturbances. CIBC actively manages country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk and control its sub-components, such as bank deposits and trade finance.

     The majority of CIBC’s credit risk exposure relates to the loan and acceptances portfolio. However, CIBC also engages in activities that expose it to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 24, 25 and 26 to the consolidated financial statements. CIBC manages these exposures through the credit risk management framework, as described above.

Loans held for sale
During the year, CIBC transferred $2,126 million of business and government loans (total authorizations of $2,885 million) into a held for sale portfolio. These loans were transferred at the lower of their carrying or market values. On transfer, the carrying value of these loans was reduced by a provision for credit losses of $228 million, and losses of $23 million recorded in other non-interest income in the consolidated statements of income. By the end of 2003, loans held for sale amounting to $493 million (total authorizations of $925 million) were sold.

Credit derivatives
CIBC is active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of its clients and as a principal when managing its own credit portfolios. CIBC is an active user of single-name credit derivatives in addition to synthetic collateralized loan obligations (CLOs) to reduce credit risk as part of managing its overall credit portfolio. Credit derivatives are used to mitigate sector concentrations and single-name exposure, or as part of portfolio diversification techniques.

     The largest sector concentrations hedged through these programs were oil and gas ($644 million), telecommunications and cable ($488 million) and manufacturing-capital ($419 million). The notional amount outstanding relating to credit protection purchased (including synthetic CLOs) was $3,410 million, as at October 31, 2003, including credit derivatives of $3,303 million.

Counterparty credit exposure
CIBC has counterparty credit exposure that arises from its interest rate, foreign exchange, equity, commodity and credit derivatives market-making, and portfolio management activities. CIBC measures and manages the credit exposure on its derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of the potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating techniques for each obligor, such as netting and collateral or margin arrangements. Under a margin agreement, CIBC obtains collateral from and/or pledges collateral to its counterparties, consisting primarily of cash or marketable securities, which are revalued on a regular basis.

     CIBC’s derivative credit exposure represents a variety of product types. Investment grade counterparts account for 91.7% of CIBC’s derivative credit exposure. CIBC actively measures, monitors and limits its credit exposure arising from its derivative activities. Clear credit policies, processes and procedures are in place to ensure effective credit exposure management.

Business and government loans (including acceptances) by industry group — summarized(1)

     (1) Industry classifications provided have been summarized. For further details, see the Supplementary annual financial information section.

48	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Impaired loans
While CIBC imposes a disciplined approach to risk by continuously monitoring all credit exposures, it also aggressively manages all impaired accounts.

     During the year, $2,212 million of loans were newly classified as impaired, down $1,150 million from 2002. The largest increase in gross impaired loans was within the business services industry sector, primarily in Europe. Overall, Canadian classifications increased by $180 million, while foreign classifications decreased by $1,330 million, of which $1,309 million were related to classifications in the U.S.

     Reductions in gross impaired loans through remediation, repayment or sale were $1,799 million, up $715 million from 2002. The increase included $788 million related to business and government loans, partially offset by a $73 million decrease in consumer loans. For the year, write-offs totalled $1,312 million, down $393 million from the prior year. Business and government loan write-offs accounted for $488 million of this decrease, while consumer loan write-offs increased by $95 million.

     CHANGES IN NET IMPAIRED LOANS(1)

	Business			Business			Business
	and			and			and
$ millions, as at or for	government	Consumer	2003	government	Consumer	2002	government	Consumer	2001
the years ended October 31	loans	loans(2)	Total	loans	loans(2)	Total	loans	loans(2)	Total

Gross impaired loans
Balance at beginning of year	$1,864	$411	$2,275	$1,197	$505	$1,702	$1,204	$457	$1,661
New additions	1,098	1,114	2,212	2,354	1,008	3,362	1,280	945	2,225
Returned to performing status, repaid or sold	(1,371)	(428)	(1,799)	(583)	(501)	(1,084)	(529)	(406)	(935)

Gross impaired loans prior to write-offs	1,591	1,097	2,688	2,968	1,012	3,980	1,955	996	2,951
Write-offs	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)	(758)	(491)	(1,249)

Balance at end of year	$975	$401	$1,376	$1,864	$411	$2,275	$1,197	$505	$1,702

Specific allowance
Balance at beginning of year	$595	$443	$1,038	$519	$525	$1,044	$476	$510	$986
Write-offs	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)	(758)	(491)	(1,249)
Provisions	741	552	1,293	1,097	403	1,500	736	364	1,100
Transfer to loans held for sale	(292)	—	(292)	—	—	—	—	—	—
Recoveries	74	108	182	92	125	217	44	141	185
Foreign exchange and other adjustments	(65)	11	(54)	(9)	(9)	(18)	21	1	22

Balance at end of year(3)	$437	$418	$855	$595	$443	$1,038	$519	$525	$1,044

Net impaired loans
Balance at beginning of year	$1,269	$(32)	$1,237	$678	$(20)	$658	$728	$(53)	$675
Net change in gross impaired	(889)	(10)	(899)	667	(94)	573	(7)	48	41
Net change in allowance	158	25	183	(76)	82	6	(43)	(15)	(58)

Balance at end of year(3)	$538	$(17)	$521	$1,269	$(32)	$1,237	$678	$(20)	$658

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.33%			0.77%			0.40%

(1)	Impaired loans include loans held for sale of $58 million (2002: nil; 2001: nil), loan substitute securities of $30 million (2002: $30 million; 2001: nil) and allowances for credit losses of $3 million (2002: nil; 2001: nil) relating to loan substitute securities.

(2)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(3)	Balance excludes allowances on letters of credit totalling $1 million (2002: $1 million; 2001: $1 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, acceptances, loan substitute securities, and loans held for sale.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	49

Provision for credit losses

     PROVISION FOR (RECOVERY OF) CREDIT LOSSES

$ millions, for the years ended October 31	2003	2002	2001

Canada
Residential mortgages	$3	$3	$3
Student loans	—	—	(2)
Personal loans	170	108	84
Credit card loans	366	271	270

Total consumer loans	539	382	355

Non-residential mortgages	2	4	3
Financial institutions	1	(3)	(2)
Service and retail industries	97	37	49
Manufacturing, consumer and capital goods	28	25	24
Real estate and construction	(1)	(29)	(8)
Agriculture	35	13	8
Resource-based industries	4	1	7
Telecommunications, media and technology	(10)	76	31
Transportation	17	3	1
Utilities	8	11	1
Other	6	1	4

Total business and government loans	187	139	118

	726	521	473

United States
Total consumer loans	13	18	—
Financial institutions	7	(2)	2
Service and retail industries	37	12	163
Manufacturing, consumer and capital goods	36	18	148
Real estate and construction	(1)	38	(1)
Resource-based industries	18	292	50
Telecommunications, media and technology	20	381	227
Transportation	7	27	(2)
Utilities	12	70	8
Other	—	—	28

	149	854	623

Other countries
Total consumer loans	—	3	9
Financial institutions	(1)	(2)	(10)
Service and retail industries	117	(1)	1
Manufacturing, consumer and capital goods	—	—	(3)
Real estate and construction	(3)	(4)	3
Agriculture	—	(1)	—
Resource-based industries	6	18	—
Telecommunications, media and technology	30	108	8
Transportation	—	—	1
Utilities	41	4	(5)

	190	125	4
Loans held for sale portfolio	228	—	—

Credit losses charged to income
Specific provision	1,293	1,500	1,100
General provision	(150)	—	—

Total credit losses charged to the consolidated statements of income	$1,143	$1,500	$1,100

As a percentage of total net loans and acceptances	0.82%	1.04%	0.79%

Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers prudent to cover all probable credit-related losses in the portfolio, giving due regard to existing economic conditions and credit protection purchased.

     Provision for credit losses charged to income in 2003 was $1,143 million, compared with $1,500 million in 2002. Specific provision in 2003 was $1,293 million, including $228 million for the held for sale portfolio, compared with $1,500 million in 2002. The reduction in specific provision for credit losses in 2003 was attributable to the business and government loan portfolio and reflects the continuing reductions in the portfolio and its improved credit quality. Specific provision for credit losses attributable to consumer loans in 2003 increased to $552 million due to continued portfolio growth and higher loss ratios in cards and unsecured credit products.

     The general allowance was reduced in 2003 by $150 million, to $1,100 million, resulting primarily from reductions in the business and government loan portfolio.

Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.

     Specific allowances are recorded when loans are identified as impaired. For business and government loans, specific allowances are established through ongoing assessments of the portfolio on an account-by-account basis when impaired loans are identified. Specific allowances for consumer loans are determined by reference to historical ratios of write-offs to balances outstanding.

     The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified. The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken on these.

     The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on CIBC’s and market experience.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC’s

50	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC’s experience over many years. For consumer loan portfolios, expected losses are based on CIBC’s historical flow and loss rates.

     As at October 31, 2003, the specific allowance for credit losses was $856 million, down $183 million from 2002. The change year-over-year was the result of a decrease of $25 million in respect of the consumer loan portfolio, and a decrease of $158 million in respect of the business and government loan portfolio.

     During 2003, CIBC’s total allowance for credit losses, including the general allowance, of $1,956 million was viewed as prudent in light of the composition of the credit portfolio, as well as continued levels of uncertainty of economic performance in CIBC’s major lending markets.

     While management believes that the allowance for credit losses is appropriate at October 31, 2003, future additions to or drawdowns from the allowance will be subject to continuing evaluation of risks in the loan portfolio and changing economic conditions.

     MANAGEMENT OF MARKET RISK

Infrastructure
CIBC is exposed to market risk in its trading and non-trading portfolios. TBRM is responsible for managing market risk through an integrated internal control framework that encompasses policies, procedures and standards for measuring, monitoring and controlling market risk. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all major CIBC trading centres, facilitating comprehensive risk coverage.

     Data from trading systems are consolidated in a central market risk management database. Centralized independent risk measurement and access to the database support the global management of market risk through integrated risk reporting and analysis, and limit monitoring. CIBC generates a daily detailed risk report and limit-monitoring summary, based on the previous day’s trading. This report provides a CIBC-wide view of market risk and is integral to the review of risk exposure. Each day, all risk positions are monitored, and those that exceed authorized limits are promptly reported to senior management. Reports on overall compliance with risk limits are also made weekly to senior management.

Policies, procedures and standards
Market risk policies, procedures and standards are formally presented to and approved by the Board through its Risk Management Committee and by the CRC.

     CIBC has comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which CIBC manages its overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.

     CIBC uses a three-tiered approach to set market risk and stress limits on the amounts of risks that CIBC can assume in its trading and non-trading activities:

•	Tier 1 limits are CIBC’s overall market risk and worst-case scenario limits

•	Tier 2 limits are designed to control the risk profile in each business

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the Senior Executive Team; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.

     Policies also outline requirements for yield curve and valuation model construction, and link to accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.

Measurement, monitoring and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. CIBC uses several different risk measures:

•	VaR, which enables the like-for-like comparison of risk in different businesses and asset classes

•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances

•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Value-at-Risk (VaR)
CIBC’s VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs, and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect of combining the risks.

Stress testing and scenario analysis

Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.

     CIBC’s stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	51

methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

     CIBC’s scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.

     CIBC’s core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level.

Backtesting
The process of backtesting is key to the sustained integrity of CIBC’s risk models. For each of CIBC’s trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss (P/L) outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static P/L. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that it remained unchanged. The comparison of the daily static P/L with VaR is required by OSFI.

Trading activities
CIBC holds positions in traded financial instruments to meet client investment and risk management needs. Trading revenue (net interest income or other income) is generated from these transactions with clients and, to a lesser extent, from proprietary trading. Traded instruments include debt, equity securities, foreign exchange, commodity and derivative products. Positions are recorded at fair value.

     The VaR by risk type table below shows the mix of market risks through 2003 by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. CIBC’s trading risk exposures to interest rates arise from activities in the global debt and money markets, particularly from transactions in Canadian, U.S., European and Japanese markets. The primary instruments are government and corporate debt, and interest rate swaps. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. During 2003, aggregate risk levels were generally lower than in 2002, with reductions across the major asset classes. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk, consistent with CIBC’s goal of low earnings volatility.

     VaR BY RISK TYPE — TRADING PORTFOLIO

	2003						2002

$ millions, as at October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$2.5	$3.7	$8.1		$1.9		$7.3	$8.5	$15.5		$3.3
Credit spread risk	2.6	4.3	7.0		2.3		5.7	5.8	7.9		3.9
Equity risk	5.4	6.3	9.7		4.1		9.3	8.3	11.6		6.2
Foreign exchange risk	1.0	0.6	1.7		0.2		0.5	0.8	2.0		0.2
Commodity risk	0.8	1.3	2.7		0.7		2.6	1.0	5.0		0.4
Diversification effect(1)	(6.1)	(7.0)	NM	(2)	NM	(2)	(10.0)	(11.5)	NM	(2)	NM	(2)

Total risk	$6.2	$9.2	$16.4		$5.3		$15.4	$12.9	$16.7		$8.4

(1)	Year-end and average VaRs are less than the sum of the VaRs of the different market risk types due to risk offsets resulting from portfolio diversification.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

52	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2003. Trading revenue was positive for 85% of the days in 2003, compared with 74% in 2002 and 81% in 2001. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue was $3.7 million in 2003, compared with $2.5 million in 2002 and $4.4 million in 2001.

     The trading revenue and VaR backtesting graph below compares the 2003 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.

Frequency distribution of daily 2003 trading revenue

Frequency (days)
35
30
25
20
15
10
5
0
-25 -24 -23 -22 -21 -20 -19 -18 -17 -16 -15 -14 -13 -12 -11 -10 -9 -8 -7 -6 -5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
$ millions
Trading revenue (TEB)(1)

Backtesting of trading revenue vs. VaR

$ millions
25
20
15
10
5
0
-5
-10
-15
-20
Nov '02
Dec '02
Jan '03
Feb '03
Mar '03
Apr '03
May '03
Jun '03
Jul '03
Aug '03
Sep '03
Oct '03
Trading revenue (TEB)(1)
VaR

(1) Management reviews net interest income included in trading revenue on a taxable equivalent basis (TEB), as explained in the How CIBC reports section. Trading revenue in these charts includes an adjustment for TEB of $118 million for the year.

Non-trading activities
CIBC manages market risks arising from the retail banking business, investment portfolios and other non-trading activities. CIBC offers and originates a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from structural on-balance sheet assets and liabilities and from investments in foreign operations are also included in non-trading activities.

     The VaR by risk type table below shows the mix of non-trading risks by type and in aggregate (excluding the investment portfolio). These risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the different positions. During 2003, risk levels were generally lower than in 2002, with the reduction concentrated primarily in interest rate risk, consistent with our strategy of retaining limited directional exposure in the asset/liability gap.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	53

VaR BY RISK TYPE — NON-TRADING PORTFOLIO

	2003						2002

$ millions, as at October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$43.0	$49.9	$64.4		$32.7		$57.8	$65.4	$89.0		$46.9
Credit spread risk	3.3	4.0	6.9		2.6		3.9	2.2	3.9		1.3
Equity risk	2.4	2.9	5.7		1.5		3.8	2.9	5.3		1.7
Foreign exchange risk	0.7	1.8	5.2		0.7		1.0	0.6	1.7		0.1
Diversification effect(1)	(7.3)	(9.6)	NM	(2)	NM	(2)	(9.1)	(5.9)	NM	(2)	NM	(2)

Total risk	$42.1	$49.0	$63.7		$31.8		$57.4	$65.2	$88.6		$47.0

(1)	Year-end and average VaRs are less than the sum of the VaRs of the different market risk types due to risk offsets resulting from portfolio diversification.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.

     CIBC’s total non-trading interest rate risk exposure, as at October 31, 2003, is included in Note 13 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are reported in timeframes based on the earlier of their contractual repricing date or maturity date. This reported interest rate position presents CIBC’s risk exposure only at a point in time. Exposure can change depending on customer preference for products and terms, including mortgage prepayment or other option exercise, and the nature of CIBC’s management of the various and diverse portfolios that comprise the consolidated interest rate risk position. Given CIBC’s consolidated maturity and repricing portfolio profile at October 31, 2003, as adjusted for estimated prepayments, an immediate 1% increase in interest rates across all maturities would increase net income after taxes by approximately $41 million over the next 12 months, and decrease common shareholders’ equity as measured on a present value basis by approximately $322 million.

Foreign exchange risk
Non-trading foreign exchange risk arises primarily from structural on-balance sheet assets and liabilities and from investments in foreign operations. CIBC’s approach to the structural foreign exchange position is designed to ensure this exposure is minimized.

Equity exposures
Non-trading equity exposure arises primarily from merchant banking activities, as well as from equity-linked retail products, including embedded optionality, and associated hedges. A variety of cash instruments and derivatives, including equity swaps, futures and options, are used to manage and control these risks.

Investment portfolio
CIBC has $2.5 billion in the active and strategic merchant banking portfolios. The active portfolio consists of $2.2 billion of debt, equity and private equity fund investments. This portfolio was down 12% from the prior year due to a combination of write-downs and sales efforts to reduce exposures. The portfolio is diversified from an industry perspective with over 13 industry groups.

Active merchant banking portfolio industry diversification(1)

Non-exchange traded commodity derivatives
CIBC controls and manages its commodity derivatives risk through its VaR and stress testing methodologies as described earlier. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2003	Positive	Negative	Net

Maturity less than 1 year	$338	$(354)	$(16)
Maturity 1–3 years	285	(247)	38
Maturity 4–5 years	108	(133)	(25)
Maturity in excess of 5 years	533	(577)	(44)

Gross fair value of contracts	$1,264	$(1,311)	$(47)

54	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

During the year, CIBC had exposure to energy and other commodity derivatives. Wherever possible, CIBC independently verifies the fair value of the positions using third-party pricing sources. In the event that these are not available, independently approved modelling techniques or other valuation methodologies are utilized. The table below summarizes the sources of the fair value of the commodity exposures.

     SOURCES OF FAIR VALUE

	Gross fair value of contracts

	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	2003	2002
$ millions, as at October 31	1 year	1-3 years	4-5 years	5 years	Total	Total

Sources of fair value
Quoted prices from external sources	$(16)	$38	$(22)	$(53)	$(53)	$(26)
Prices based upon models or other valuation methodologies	—	—	(3)	9	6	(53)

	$(16)	$38	$(25)	$(44)	$(47)	$(79)

     MANAGEMENT OF LIQUIDITY RISK

Infrastructure
Global liquidity management within CIBC is the responsibility of TBRM. The established management framework consists of policies, recommended limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.

     As CIBC operates in a variety of jurisdictions and through various subsidiaries, the liquidity management framework is designed to ensure compliance with applicable governing regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.

Policies, procedures and standards
CIBC’s liquidity policies and standards are reviewed and approved annually by the Risk Management Committee. Guidelines are established on minimum liquid asset inventories, funding diversification measures and net cash outflows in both Canadian dollars and foreign currencies. Policies, procedures and standards govern measurement requirements and define approved liquidity limits. The Board is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Measurement, monitoring and control
Liquidity measurement is integral to the containment of risk exposure through the use of a prudent distribution of liability maturities, to ensure manageable net cash outflows in any given time horizon. The measurement of CIBC’s liquidity reflects management estimates and judgments pertaining to the behaviour of customers under certain market conditions.

     CIBC’s measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports, subject to independent monitoring and review.

     CIBC maintains and periodically updates a liquidity contingency plan for responding to stress events. While normal daily funding requirements are addressed by the liquidity risk management framework, stress event impacts are measured through scenario analyses, performed periodically on cash flow assumptions. Scenarios are designed to measure the potential impact of abnormal market conditions on the liquidity risk profile and further enhance insight into potential liquidity risk exposures.

Term funding sources and strategies
CIBC obtains funding through wholesale and retail sources. Access to wholesale funding sources and the cost of that funding are dependent on various factors, including credit ratings. Over the past year, CIBC’s wholesale funding spreads have not materially changed.

     Consistent with liquidity risk mitigation strategies, CIBC has continued to expand and diversify its funding sources by customer, currency, type and geographic location. Particularly, CIBC has increased its term funding with a range of maturity profiles and funding instruments.

     Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at October 31, 2003, Canadian dollar deposits from individuals totalled $69.2 billion.

     In addition to the issuance of unsecured wholesale debt, CIBC securitized various financial assets, including credit card receivables and government-guaranteed residential mortgages, which were securitized through the creation and sale of mortgage-backed securities. For 2003, funding received from these securitization programs totalled $5.3 billion.

     CIBC also addresses potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	55

high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. Liquid assets, as at October 31, 2003, included cash of $0.9 billion, securities of $54.9 billion and deposits with banks of $9.5 billion. CIBC also had $19.8 billion of securities borrowed or purchased under resale agreements at year-end.

     In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements, as at October 31, 2003, totalled $32.8 billion, as outlined in Note 25 to the consolidated financial statements. An enterprise-wide pledging policy has been developed in accordance with a new OSFI guideline.

     MANAGEMENT OF OPERATIONAL RISK

Infrastructure
Under CIBC’s integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk, which is inherent in all of CIBC’s activities. TBRM is responsible for measuring, monitoring and controlling operational risk on a CIBC-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that were approved by the Audit Committee and the Operations & Administration Committee (OAC) during 2003.

     The OAC directs the management of operational risk and oversees the effectiveness of the CIBC internal control framework within the parameters and strategic objectives established by the Senior Executive Team (SET). The SET is accountable to the Board and the Audit Committee for maintaining a strong and disciplined internal control environment that provides reasonable assurance of prudent operational risk management and an effective internal control structure.

     CIBC’s infrastructure groups support the businesses in this regard by maintaining a comprehensive self-assessment process that encompasses measuring, monitoring and controlling of the effectiveness of controls. The results of this self-assessment are reported to the Board, the Audit Committee, the SET and the OAC. CIBC’s independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the OAC on the effectiveness of, and adherence to, internal control policies, procedures and standards.

Policies, procedures and standards
CIBC has a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure across CIBC. Operational risks driven by people are mitigated through human resource policies and practices. Operational risks driven by processes are mitigated through procedural controls. Operational risks driven by systems are managed through controls over systems development and change management. As a result, people, processes and systems are managed so that operational risk is controlled at acceptable levels, given CIBC’s strategy and the environment in which it operates.

     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. In the event that an operational risk results in a loss, CIBC will seek to cover the loss through earnings, capital and, for certain types of losses, insurance. Furthermore, the risk of catastrophic loss is covered through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. CIBC maintains a comprehensive corporate insurance program to protect its earnings from potential high-severity losses arising from criminal activity, property loss or damage, and liability exposures. CIBC evaluates each type of coverage on the basis of a cost-benefit analysis. CIBC also has in place a global business continuity plan to ensure that its key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting CIBC’s operations. The business continuity plan is regularly updated and was put into action during several events that occurred during 2003, including the SARS outbreak and the August 2003 power outage in Ontario and parts of the U.S. CIBC’s insurance, business continuity management and other related programs are overseen by TBRM.

Measurement, monitoring and control
CIBC has developed and continues to enhance its operational risk measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2006. This measurement methodology uses historical loss information, where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (or combined expected losses) are used to determine the operational risk component of economic capital that is attributed to all of CIBC’s business lines and infrastructure groups. In line with the BIS proposals, CIBC’s operational risk measurement methodology attributes operational risk capital to expected losses arising from the following event types:

•	Legal liability (in regard to third parties, clients and employees)

•	Client restitution

•	Regulatory, compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors

•	Theft, fraud and unauthorized activities.

56	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

     MANAGEMENT OF REGULATORY CAPITAL

Infrastructure
Capital strength is vital to CIBC’s safety and soundness. It protects CIBC’s depositors and creditors from risks inherent in CIBC’s various businesses, and enables CIBC to take advantage of attractive business opportunities. It also enables CIBC to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.

     TBRM is responsible for managing capital in CIBC’s legal entities, as well as in the consolidated bank, and for ensuring that CIBC remains well capitalized.

Policies, procedures and standards
There are a number of policies and associated guidelines, approved annually by the Board, which are intended to balance the need to be well capitalized with a cost-effective capital structure.

Management of capital resources
Consistent with its policies and guidelines, CIBC continually rebalances its capital by redeeming and refinancing preferred shares and debentures. The following were the main capital initiatives undertaken in 2003:

Issuance:

•	Preferred shares: CIBC issued $250 million of 5.75% Non-cumulative Class A Preferred Shares Series 26 on January 29, 2003, and $300 million of 5.60% Non-cumulative Class A Preferred Shares Series 27 on September 22, 2003.

•	Subordinated indebtedness: On January 20, 2003, CIBC issued $250 million principal amount of 4.75% subordinated indebtedness due January 21, 2013.

Redemptions:

•	Preferred shares: On July 31, 2003, CIBC redeemed all 8,000,000 outstanding Non-cumulative Class A Preferred Shares Series 14 at a price of $26.00 per share, which included a redemption premium of $1.00 per share, for an aggregate amount of $208 million.

•	Subordinated indebtedness: On March 4, 2003, CIBC redeemed its Variable Floating Rate Debentures due March 4, 2008, for their principal amount of $50 million. On May 19, 2003, CIBC World Markets plc in London, U.K., a wholly-owned subsidiary of CIBC, redeemed its Floating Rate Subordinated Notes Series A (US$125 million) and Series B (US$125 million) due May 19, 2008.

Measurement, monitoring and control

Regulatory capital
Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.

     The components of CIBC’s regulatory capital are shown in the table below. Tier 1 capital increased by $1,492 million during 2003, reflecting the impact of internally generated capital and the net effect of preferred share issuance and redemptions. Tier 2 capital decreased by $578 million from 2002, mainly due to the net effect of issuance and redemptions of subordinated indebtedness. Overall, CIBC’s total regulatory capital increased by $869 million during 2003.

     REGULATORY CAPITAL

$ millions, as at October 31	2003	2002	2001

Tier 1 capital
Common shares	$2,950	$2,842	$2,827
Contributed surplus	50	26	—
Retained earnings	7,421	6,377	6,774
Non-cumulative preferred shares	3,132	2,759	2,299
Non-controlling interests in subsidiaries	21	111	249
Goodwill	(1,045)	(1,078)	(400)

	12,529	11,037	11,749

Tier 2 capital
Perpetual debentures	488	594	638
Preferred shares — other(1)	225	329	—
Other debentures (net of amortization)	2,621	2,900	3,259
General allowance for credit losses(2)	1,018	1,107	1,137

	4,352	4,930	5,034

Total Tier 1 and Tier 2 capital	16,881	15,967	16,783
Securitization-related deductions	(299)	(174)	(396)
Investments in unconsolidated subsidiaries and other substantial investments	(1,417)	(1,497)	(787)

Total capital available for regulatory purposes	$15,165	$14,296	$15,600

(1)	Represents the amount of non-cumulative preferred shares in excess of 25% of Tier 1 capital.

(2)	The maximum amount of general allowance for credit losses eligible for inclusion in Tier 2 capital was increased to 0.875% of risk-weighted assets, effective October 31, 2001.

Risk-weighted assets
Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to all balance sheet assets and off-balance sheet exposures. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on CIBC’s VaR simulation models approved by OSFI.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	57

As shown in the table below, CIBC’s risk-weighted assets were $116.3 billion as at October 31, 2003.

     RISK-WEIGHTED ASSETS

		Risk-weighted amounts
	2003
$ millions, as at October 31	Amount	2003	2002	2001

On-balance sheet assets
Cash resources	$10,454	$804	$1,027	$1,685
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	37,834	253	426	810
Other securities	32,668	3,611	5,049	4,433
Securities borrowed or purchased under resale agreements	19,829	957	464	758
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	4,758	292	504	327
Mortgage loans	74,493	25,356	22,570	19,501
Other loans	54,683	54,657	60,933	63,239
Acceptances	5,139	4,348	5,557	7,485
Other assets	37,289	8,641	7,832	7,463

Total on-balance sheet assets	$277,147	$98,919	$104,362	$105,701

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	$79,837	$4,677	$7,601	$9,121
Guarantees and letters of credit	8,487	4,456	4,758	4,620
Securities lending	27,156	190	133	242
Other	362	357	367	310

	115,842	9,680	12,859	14,293
Derivatives	1,331,158	5,128	5,476	6,072

Total off-balance sheet instruments	$1,447,000	$14,808	$18,335	$20,365

Total risk-weighted assets before adjustments for market risk		$113,727	$122,697	$126,066
Add: market risk for trading activity(1)		2,613	3,838	3,872

Total risk-weighted assets		$116,340	$126,535	$129,938

(1)	Under the BIS 1998 Capital Accord, trading assets are subject to market risk calculations.

Regulatory capital ratios
Regulatory capital ratios are determined by dividing Tier 1 and total regulatory capital by the calculated amount of risk-weighted assets. As at October 31, 2003, CIBC’s Tier 1 ratio was 10.8% and the total capital ratio was 13.0%. These ratios are well in excess of OSFI’s target Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in the Measuring performance section were established in accordance with CIBC’s capital policies. Financial institutions must also meet an assets-to-capital multiple test. CIBC’s multiple was 17.6 times, within CIBC’s permitted maximum provided by OSFI.

     CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

As at October 31	2003		2002		2001

Tier 1 capital	10.8%		8.7%		9.0%
Total capital	13.0%		11.3%		12.0%
Assets-to-capital multiple	17.6	x	18.3	x	17.7	x

     BASEL II CAPITAL ACCORD

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, are planning the introduction of new rules to enhance risk measurement and sensitivity to on- and off-balance sheet activities. These changes will bring regulatory capital into closer alignment with economic capital, that is, the capital required by the underlying risk of the asset or activity. Regulatory capital will, for the first time, include a capital charge for operational risk. These new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. In addition, the new rules will require greater transparency of bank risk management information intrinsic to capital adequacy.

     The general framework and implementation timetable will be decided by the Committee, of which OSFI is a part. Implementation in Canada will be determined by OSFI. These new rules will require significant changes in risk management data, systems and operations. CIBC is preparing for these changes, which are expected to come into effect on November 1, 2006.

58	Management’s Discussion and Analysis	CIBC Annual Report 2003	For what matters

Business Environment

     ECONOMIC

The North American economy started slowly in 2003, but looked to be recovering in the latter half of the year. For the most part, financial markets reflected a gradually more optimistic perspective, but had to cope with a number of adverse shocks along the recovery path.

     Canada’s economy registered sluggish growth until June, with signs of a pickup in the summer. The U.S. manufacturing slump affected Canadian exports and business capital spending. A series of adverse shocks, including the SARS outbreak and mad-cow disease fears, saw GDP contract slightly in the second quarter, and forest fires in Western Canada and the power outage in Ontario adversely affected third quarter output. Even so, Toronto Stock Exchange (TSX) earnings were up strongly versus the prior year, led by the energy, financial services and telecommunication sectors and the stemming of technology losses. The TSX followed the New York Stock Exchange (NYSE) higher, particularly after the Iraq war.

     A brush with higher inflation led the Bank of Canada to raise overnight interest rates by half a percent over the first half of 2003. It later reversed those rate increases when inflation decelerated amidst a weaker economic environment, and the perception that the stronger Canadian dollar would continue to cool the export sector.

     With both short- and long-term interest rates modest by historical standards, Canadian consumer borrowing and spending remained healthy, and housing starts and sales climbed. That translated into continued brisk demand for CIBC’s mortgages and consumer credit products.

     In the U.S., a weak spell for manufacturing, war uncertainties and higher energy costs depressed equity markets and economic growth early in the year. Stocks recovered as major hostilities ended, but issuance and trading volumes remained light, affecting CIBC’s U.S. capital markets business. Corporate bonds and high-yield debt spreads narrowed on improving earnings and cash flows. Business capital spending ceased its two-year decline. The improved credit market tone across North America assisted CIBC’s corporate lending business.

     Sustained low interest rates, heavy borrowing against home equity, and a fresh round of tax cuts accelerated U.S. growth through the spring and summer. However, the absence of job growth has brought some pressures to consumer credit quality measures in the U.S., and kept confidence surveys low by historical standards. A ballooning trade deficit pushed the U.S. dollar weaker in 2003, and the Canadian dollar participated in that process in its sharpest and fastest appreciation on record.

Outlook
Both Canada and the U.S. are expected to see moderate economic growth in 2004, in the 3% to 4% range for real GDP. The fading impact of recent and upcoming tax cuts in the U.S. and only moderate job growth should dampen gains for consumer goods. In addition, Canada’s trade sector will feel the drag from having to compete with a stronger Canadian dollar, and the need for cost-cutting efforts will impede employment growth. No significant improvements are expected in either Canadian or U.S. unemployment rates.

     Continued slowdown in the labour market and low capacity use rates should maintain downward pressure on both Canadian and U.S. inflation. As a result, the U.S. Federal Reserve has room to keep interest rates very low to support the recovery.

     Although the Canadian economy is expected to be stronger than in 2003, the Bank of Canada could also be cutting short-term interest rates to prevent the Canadian dollar from a further export-damaging appreciation. Longer-term interest rates would ease if rate hikes, now built into the yield curve, do not materialize.

CIBC Annual Report 2003	For what matters	Management’s Discussion and Analysis	59

     After a healthy recovery thus far, equity markets could experience a return to slower economic growth in the U.S. early next year. Lower bond yields and prospects for a continued earnings recovery into 2005 should, however, allow for the next phase in the capital markets recovery and for a further improvement in corporate credit quality. This should also see a higher demand for business credit in Canada.

     Softer Canadian job markets could slow growth in consumer borrowing, and also put a modest downward pressure on household credit quality. Retail investors will gradually move funds out of chequing and deposit accounts, and other short-term fixed income instruments into longer-term securities and equities.

     REGULATORY

CIBC is subject to complex and changing legal and regulatory environments in Canada and other countries. The principal regulators include the federal, provincial and territorial governments in Canada, as well as the governments of the U.S. and other countries where CIBC conducts business. CIBC’s activities are also regulated by securities regulators, such as the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (SEC); stock exchanges, such as the TSX and NYSE; and other self-regulatory organizations. Important regulatory developments affecting CIBC in 2003 are described below.

Corporate governance regulatory developments
Canadian and U.S. regulators continued to adopt new laws relating to corporate governance, continuous disclosure, and director and officer accountability.

     In the U.S., the SEC implemented many provisions of the Sarbanes-Oxley Act, which, among other things, revised U.S. securities laws governing director and officer responsibilities, corporate disclosure, and increased penalties for violations of securities laws. The NYSE has also established new rules in respect of corporate governance standards.

     In Canada, many of the provincial securities regulators proposed rules on audit committee responsibilities, certification of financial reports by the chief executive officer and chief financial officer, as well as guidelines on corporate governance. These proposals derive from the Sarbanes-Oxley Act, including the SEC’s implementing rules, and the NYSE’s corporate governance standards.

     CIBC continually assesses, reviews and, where appropriate, enhances its compliance processes to address regulatory developments. For a description of CIBC’s corporate governance initiatives during 2003, see the Governance section.

Basel II
The Basel Committee on Banking Supervision is reviewing proposals for changes to bank capital requirements with regulators in Canada and other jurisdictions. CIBC is working on the implementation of these changes. For additional details, see the Basel II Capital Accord section.

Large bank mergers
On June 23, 2003, the Government of Canada released a policy paper, titled “Response of the Government to Large Bank Mergers in Canada: Safeguarding the Public Interest for Canadians and Canadian Businesses.” This document was prepared in response to reports issued by the House of Commons Standing Committee on Finance and the Senate Standing Committee on Banking, Trade, and Commerce on the public interest considerations in reviewing bank mergers.

     The government announced that it would not accept or consider any merger proposals among large financial institutions until after September 30, 2004.

     ACCOUNTING AND REPORTING DEVELOPMENTS

Compliance with U.S. generally accepted accounting principles
As a Canadian company, CIBC’s consolidated financial statements are prepared in accordance with Canadian GAAP.

     As CIBC is listed on the NYSE, its consolidated financial statements include additional note disclosure in accordance with U.S. GAAP. To a large extent, Canadian and U.S. GAAP are consistent. However, in those instances where Canadian and U.S. GAAP are not consistent, Canadian GAAP prevails. Material differences are explained and quantified in Note 28 to the consolidated financial statements.

Future accounting policy changes
The impact of recently issued Canadian accounting standards to be implemented in the future is explained in Note 29 to the consolidated financial statements. The impact of recently issued U.S. accounting standards to be implemented in the future is explained in Note 28 to the consolidated financial statements.